DC

No ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06029105

March 21, 2006

RECD S.E.C.
MAR 2 2 2006
1086

William T. Harvey
Tucker Arensberg, P.C.
1500 One PPG Place
Pittsburgh, PA 15222

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/21/2006

Re: Commercial National Financial Corporation
Incoming letter dated January 19, 2006

Dear Mr. Harvey:

This is in response to your letters dated January 19, 2006, and February 10, 2006 concerning the shareholder proposal submitted to Commercial National Financial by Sarah Steiner Shirey. We also have received letters on the proponent's behalf dated February 3, 2006, and February 16, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Richard D. Rose
Buchanan Ingersoll PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410

PROCESSED
APR 04 2006
THOMSON
FINANCIAL

866059

TUCKER | ARENSBERG
Attorneys

William T. Harvey 412.594.5550
wharvey@tuckerlaw.com

January 19, 2006

VIA OVERNIGHT MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Commercial National Financial Corporation Omission of Shareholder Proposal of Sarah Steiner Shirey from Proxy Materials

Dear Ladies and Gentlemen:

We are writing on behalf of our client, Commercial National Financial Corporation, a Pennsylvania corporation (the "Company"), with regard to a shareholder proposal (the "Proposal") submitted to the Company by Sarah Steiner Shirey (the "Proponent") for inclusion in the Company's proxy statement and form of proxy ("Proxy Materials") for its 2006 annual meeting of shareholders.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposal from its Proxy Materials on the bases set forth below. We respectfully request, on behalf of the Company, that the staff of the Division of Corporation-Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to:

I. Rules 14a-8(c) and (f), because the Proposal Contains More Than One Proposal; and

II. Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations.

To the extent that any such reasons are based on matters of law, this letter constitutes an opinion of counsel in accordance with Rule 14a-8(j).

THE PROPOSAL

A copy of the Proposal, together with the Proponent's supporting statement, is attached to this letter as Exhibit A. The Company received the Proposal on December 13, 2005. The Proposal reads as follows:

> "RESOLVED, that the Company's Board of Directors immediately consider a plan to recapitalize the Company focusing primarily on (i) a re-evaluation of the current dividend policy to consider a special dividend or increasing the amount of per share dividends distributed to shareholders on a quarterly basis and/or (ii) implementing a premium tender share repurchase of a substantial amount of the stock of the Company (a stock repurchase program)."

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing her of the Company's intention to omit the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive Proxy Materials with the Securities and Exchange Commission (the "Commission"). The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company or the undersigned, but not to the Proponent.

ANALYSIS

I. The Proposal Contains More Than One Proposal (Rules 14a-8(c) and (f))

Rule 14a-8(c) provides that each shareholder may submit no more than one proposal and an accompanying supporting statement to a company for a particular shareholders' meeting. The Proposal violates Rule 14a-8(c) because it contains two separate proposals. First, it contains a proposal recommending "a special dividend or increasing the amount of dividends ...distributed...quarterly." Second, it contains a proposal calling for implementation of a "stock repurchase program." The proponent attempts to turn these separate proposals into one by calling them part of a "plan to recapitalize the Company", but a proposal to undertake a special dividend or to increase the quarterly dividend is not within the standard meaning of a recapitalization. The only commonality of the proposals is that they are two suggestions, among many possible options, in dealing with the current financial situation that the Company finds itself in--the Company has more capital than is required by applicable federal capital adequacy regulations.

The Staff has consistently taken the position that substantially distinct proposals may not be considered a single proposal for purposes of Rule 14a-8(c) even where the proposals addressed what the proponent viewed as the same problem. *See, e.g., Fotoball USA, Inc.* (April 3, 2001) (proposals to require that the chairman be an independent director and require the formation of a shareholders' advisory committee constituted multiple proposals, even though they both addressed the problem of management's insulation from the shareholders); *Enova Corp.* (February 9, 1998) (proposals recommending that the directors take all steps necessary to amend the company's governing documents to (i) elect the entire board annually and (ii) have an independent lead director constituted multiple proposals, even though they both addressed the problem of management's insulation from the shareholders); and Allstate Corp. (January 29, 1997) (proposals to institute cumulative voting for directors and to avoid specified actions that could impair the effectiveness of cumulative voting constituted multiple proposals even though they both related to cumulative voting). When the Staff has permitted subparts to a single proposal those subparts have closely related to a single clearly defined action or concept set forth in the proposal, which is not the case in this Proposal.

Pursuant to Rule 14a-8(f), we notified Proponent, on behalf of the Company, that her Proposal did not comply with Rule 14a-8(c) because it contained more than one proposal. We also informed Proponent that she could correct her submission within 14 days of her receipt of our letter, which was delivered by certified mail to Proponent sent December 22, 2005. In response, we received a letter from Proponent's counsel, Buchanan Ingersoll, PC, dated January 4, in which they decline the opportunity to revise her Proposal. Copies of our December 22 letter and Proponent's January 4 response are attached hereto as Exhibit B and Exhibit C, respectively.

Therefore, the Company believes that the Proposal may be omitted from its Proxy Materials because the Proposal contains multiple proposals that are not related to a single specific concept and Proponent has failed to revise her Proposal to reduce the number of proposals to one in accordance with Rules 14a-8(c) and (f). Allowing Proponent to include two separate proposals in the Company's Proxy Materials under the guise of being one proposal would undermine the purpose of Rule 14a-8(c).

II. The Proposal is Excludable under Rule 14a-8(i)(7) because it Deals with Matters Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) allows a company to exclude a shareholder proposal that deals with a matter relating to a company's ordinary business operations. The ordinary business exclusion has "a fairly straightforward mission: to 'relieve the management of the necessity of including in its proxy material security holder proposals which relate to matters falling within the province of management.'" Release No. 34-39093 (September 19, 1997), citing Release No. 34-4950 (October 9, 1953). The Commission has stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998).

The Proposal requires the Company to "immediately consider a plan to recapitalize the Company focusing primarily on (i) a re-evaluation of the current dividend policy to consider a special dividend or increasing the amount of per share dividends distributed to shareholders on a quarterly basis and/or (ii) implementing a premium tender share repurchase."

Applicable Pennsylvania law expressly provides that "unless otherwise provided by statute or in a bylaw adopted by the shareholders," all general or other powers "vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every corporation shall be managed under the direction of, a board of directors." (15 Pa.C.S.A. Section 1721).

Under Pennsylvania law, the board of directors, unless restricted in the bylaws or articles, is specifically granted the power to authorize distributions, whether in the form of dividends or share repurchases. (See 15 Pa.C.S.A. Section 1551, and the definition of "distribution" in Section 1103). Neither the Company's Articles of Incorporation nor its bylaws give its shareholders the power to power to repurchase, redeem or otherwise reacquire shares or the power to declare dividends. In addition, 15 Pa.C.S.A. Section 1553 imposes personal liability on directors if they make distributions improperly. In summary, Pennsylvania law grants to the Company's board of directors the power to authorize distributions to the shareholders and imposes a personal obligation on the

directors to do so properly. It does not grant the shareholders the power to participate in that process.

A. The Company's dividend policy is related to its ordinary business operations under Rule 14a-8(i)(7)

A company's dividend policy involves, among other matters, consideration of the Company's financial health and requirements and regulatory concerns. The Staff has consistently recognized that matters regarding the declaration and payment of dividends are a core management function and deal with matters relating to the conduct of ordinary business operations of the company. *See e.g., M&F Worldwide Corp.* (March 29, 2000) (proposal requiring special committee to consider and implement actions relating to matters such as the repurchase of shares and cash dividends excludable as relating to the company's ordinary business operations); *Lockheed Martin Corp.* (Feb. 1, 1999) (proposal to require reinvestment of cash dividends excludable as relating to the company's ordinary business operations); *Food Lion, Inc.* (Feb. 22, 1996) (proposal to require expansion of company's stock repurchase program and suspension of the company's cash dividends excludable as relating to the company's ordinary business operations); *Monsanto Company* (February 23, 1976) (proposal to establish dividend of at least 50% of earnings in any given year excludable as relating to the company's ordinary business operations).

The Proponent's Supporting Statement advocates that "excess capital should be distributed to the shareholders in the form of regular or special dividends." As provided above, such considerations are within the discretion of a corporation's board of directors under Pennsylvania law. Further, the Company by virtue of being a bank holding company is subject to capital ratio minimums set forth by bank regulators. The Board of Directors has the responsibility to maintain those minimum capital ratios and to monitor conditions that could impair the Company's capital such as, underperforming investments, impaired assets, loan losses, general economic conditions, industry concentrations and changes in interest rates. In addition, the Memorandum of Understanding, which was reported in the Company's Form 8-K filing dated July 22, 2005, emphasizes the essential role of the Board of Directors and management in making decisions regarding capital, operations, and interest rate risk.

B. The implementation and/or mechanics of share repurchase Share Repurchase Program are related to the Company's ordinary business operations under Rule 14a-8(i)(7).

The Staff has also consistently found that proposals relating to the specifics, mechanics or implementation of a share repurchase program are excludable under Rule 14a-8(i)(7) as relating to the ordinary business operations of a company. In *Pfizer Inc.* (February 4, 2005) the Staff permitted the exclusion of a proposal regarding the implementation of a share repurchase program pursuant to Rule 14a-8(i)(7). *See, also, Food Lion, Inc.* (Feb. 22, 1996) (share repurchase proposal that was related to the company's cash dividend program excludable as relating to the company's ordinary business operations); *M&F Worldwide Corp.* (Mar. 29, 2000) (proposal requiring special committee of the board of directors to consider and implement actions relating to matters such as the repurchase of shares and cash dividends excludable as relating to the company's ordinary business operations); *Ford Motor Co.* (Mar. 28, 2000) (proposal to implement a share repurchase program excludable as relating to the company's ordinary business operations); *LTV Corp.* (Feb. 15, 2000) (proposal to implement a share repurchase program with designated amounts and prices excludable as relating to the company's ordinary business operations).

The Proposal illustrates the type of interference with the conduct of ordinary business operations that Rule 14a-8(i)(7) is designed to prohibit. The Proposal attempts to dictate to the board of directors how the business operations of the Company should be managed, including how the Company should use its financial resources. Dividend and capital management policy falls within the confines of management discretion precisely because it is "of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Exchange Act Release No. 34-12999. In fact, the Company has previously adopted, and currently has in place, a stock repurchase program that gives management discretion to repurchase on the open market, (subject to certain restrictions) up to 360,000 shares of its common stock. The Company has already repurchased 222,054 shares under this program and continues to repurchase shares when management, in its discretion, deems such share repurchase appropriate. Such decisions are made in the ordinary course of management's capital management duties. The Commission's proxy rules recognize that it is neither practicable nor necessary to involve the Company's shareholders in the consideration of such business decisions.

Therefore, the Company believes that the Proposal may be omitted from its Proxy Materials because matters such as the Company's dividend policy and/or the implementation of a share repurchase program are related to its ordinary business operations under Rule 14a-8(i)(7).

CONCLUSION

For the reasons stated above, the Company believes that the Proposal may be properly excluded as containing more than one proposal, or in the alternative as relating to ordinary business matters under Rule 14a-8(i)(7).

We hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's Proxy Materials and would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to contact William T. Harvey of our office with any questions at (412) 594-5550.

Sincerely,

TUCKER ARENSBERG, P.C.

William T. Harvey

c: Sarah Steiner Shirey
Richard D. Rose, Esquire

WTH:cr
BE:221151-2 021342-126684

EXHIBIT A

Sarah Steiner Shirey, 831 Youngstown Ridge Road, Latrobe, PA 15650, who is the beneficial owner of **37,596** shares of common stock of the Company, submits the following proposal to be presented and voted upon at the Annual Meeting.

Proposal

"RESOLVED, that the Company's Board of Directors immediately consider a plan to recapitalize the Company focusing primarily on (i) a re-evaluation of the current dividend policy to consider a special dividend or increasing the amount of per share dividends distributed to shareholders on a quarterly basis and/or (ii) implementing a premium tender share repurchase of a substantial amount of the stock of the Company (a stock repurchase program)."

Supporting Statement

The Company is currently overcapitalized and the Board has no immediate plans to use this capital for purposes of expansion into other market segments. Rather, the Board's strategy has been to focus on enhancing the Company's core competencies. This plan is evidenced by a press release dated December 21, 2004, in which the Company's President stated "The Board of Directors' business strategy continues to concentrate on growing its core banking business of loans and deposits while supplementing those services with trust and asset management related fee revenue.. If the Company has no immediate plans to expand into other service areas, then the excess capital should be distributed to the shareholders in the form of regular and/or special dividends.

Also, because the Board has no immediate plans to utilize excess funds-, it would be in the best interest of the shareholders for the Company to implement a stock repurchase program to buy back a certain number of shares. Since 2003 the stock price of the Company has been steadily declining. Specifically, at January 1, 2004 the stock price was $26.21 as compared to only $19.00 at November 30, 2005. Using the Company's excess capital to repurchase shares (as opposed to investing in other securities or making other capital investments) would send a positive signal to investors that the Company is financially strong and believes that its own stock is the best investment it could make thereby resulting in increasing the stock price. In addition to enhancing stock value, a stock repurchase program could help to maximize shareholder value by raising after-tax shareholder returns and optimizing the Company's capital structure.

During the seven business quarters ending since January 1, 2004, the Company has reported uneven and declining financial performance results including, reduced operating earnings and dividends. If the Board's goal is, as it states, to "enhance the long-term interests of all the corporations' shareholders", it should consider recapitalizing the Company. Repurchasing stock of the Company and distributing excess capital to the shareholders would result in improving the Company's capital structure and potentially increasing the stock price.

A vote FOR this proposal would best serve the best interest of the Company's shareholders.

Buchanan Ingersoll PC
ATTORNEYS

One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410
T 412 562 8800
F 412 562 1041
www.buchananingersoll.com

February 3, 2006

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Response to Commercial National Financial Corporation's (the "Company") Request for No-Action Advice Concerning Shareholder Proposal Requesting the Board to consider Recapitalizing the Company (the "Proposal") submitted by Sarah Steiner Shirey ("Shirey")

Dear Ladies and Gentlemen:

We are writing on behalf of our client, Shirey, and in response to the Company's request that the staff of the Division of Corporation Finance (the "Staff") concur that it may exclude the Proposal ("No-Action Request") submitted by Shirey from the Company's proxy materials for its 2006 annual meeting of the shareholders.

Pursuant to Rule 14a-8(k), six (6) paper copies of this response are included and a copy has been provided to the Company. We are also attaching to this response a copy of the Company's No-Action Request as Exhibit A, a copy of the Proposal and supporting statement as Exhibit B, and copies of the letters exchanged between both parties as Exhibit C. This letter may be considered to be an opinion of counsel as it relates to Pennsylvania law.

The Proposal reads as follows:

"RESOLVED, that the Company's Board of Directors immediately consider a plan to recapitalize the Company focusing primarily on (i) a re-evaluation of the current dividend policy to consider a special dividend or increasing the amount of per share dividends distributed to shareholders on a quarterly basis and/or (ii) implementing a premium tender share repurchase of a substantial amount of the stock of the Company (a stock repurchase program)."

In the Company's No-Action Request, it offers two (2) arguments supporting its view that it may omit the Proposal from the Proxy Materials. As demonstrated below, however, the Company fails to adequately satisfy its burden of showing that (i) the Proposal is more than one (1) proposal under Rules 14a-8(c) and (f), and (ii) the subparts of the Proposal relate to "ordinary

business operations" as provided in Rule 14a-8(i)(7). Therefore, we respectfully request the Staff to confirm that it is unable to concur with the Company's view and that the Proposal should be included in the Company's 2006 Proxy Statement.

I. The Proposal is Only One Proposal as Required by Rule 14a-8(c)

The Proposal does not contain two (2) separate proposals, but rather it is one (1) proposal that includes multiple related components. While the Company argues that the Staff has consistently taken the position that substantially distinct proposals may not be considered one (1) proposal, it fails to sufficiently recognize that the Staff has allowed shareholders to include multiple components that are "closely related and essential to a single well-defined unifying concept." *See e.g., Quality Systems* (June 9, 1999) (proposal to add a new section to the Company's by-laws requiring, among other things, that the chairman of the Board be an "independent director" and at least 75% of the directors on the Board be "independent directors" could not be excluded); *American Int'l Group, Inc.* (March 17, 2005) (proposal requesting that by-laws be amended to require that (i) the Board's chairperson be an independent director and (ii) the Board nominate independent directors that, if elected by the shareholders would constitute 2/3 of the Board, could not be excluded); *Lockheed Corporation* (March 11, 1994) (proposal requesting that the Management Incentive Compensation Plan be suspended and employees be reinstated and in the meantime, compensation be tied to 1993 with certain amendments, could not be excluded); *Westinghouse Electric Corp.* (January 25, 1995) (proposal specifying various different and unrelated ways to limit executive compensation could not be excluded); *Todd Shipyards Corp.* (August 13, 1992) (proposal including elements of retaining an independent investment bank and establishing a committee of independent directors to consider and recommend to the Board best available offers for merger or sale could not be excluded); *Computer Horizons, Corp.* (April 1, 1993) (proposal requesting the Board to take all steps to modify or terminate each, plan, contract or arrangement that would significantly disadvantage potential buyers of the company, including certain plans and contracts specified in the proposal, could not be excluded).

Specifically, in *Computer Horizons*, the proposal included definitional elements related to (i) a termination of the company's shareholder rights plan, (ii) amending change of control agreements with officers and directors, and (ii) eliminating other steps which might impede takeover. The company argued that the proposal was really an attempt to eliminate various things, including eliminating the company's rights plan and the so-called golden parachutes. The shareholder, on the other hand, emphasized that the proposal was aimed at only one concept, the removal of takeover defenses, and provided various ways in which to achieve the goal. The Staff agreed that the proposal could not be excluded because the elements of the proposal related to the single concept of eliminating anti-takeover defenses. Likewise, in *Todd Shipyards*, the proposal requested that the company proceed to effect a merger or sale of the company and included two suggestions to implement this plan – hiring an investment banker to solicit offers and establishing a committee to evaluate offers. The Staff concluded that the proposal could not be excluded because the two subparts are only suggestions to implement the proposal.

Shirey's Proposal is similar to those submitted by the shareholders in the No-Action letters cited above because its theme focuses on only one concept – recapitalization of the Company. In listing out the two components in this Proposal, Shirey provides specific examples by which the Company can achieve the goal of recapitalization. While the Proposal requests that the Board consider these options, it is also not restricted from pursuing other means in which to achieve this goal. Even the Company acknowledges, as stated in its No-Action Request that the subparts are "two suggestions, among many possible options," in dealing with recapitalizing the Company. Also, without the subparts, it would be difficult to understand that the Proposal's purpose is to address the fact that the Company is overcapitalized. In other words, because "recapitalization" can be interpreted in other contexts, *e.g.*, reclassification of the stock structure of a company, without the subparts, the intended purpose of the Proposal, which is to address the issue of Company's excess capital, would be unclear. The two sub-parts are thus related to the single concept of recapitalizing the Company.

Furthermore, it should be noted that in our letter to the Company dated January 4, 2006, we listed several the No-Action letter discussed above, which use definitional elements or examples necessary to implement the Proposal. Instead of discussing, addressing, responding to, or even citing to the Staff's position in these letters, the Company cites to other unrelated letters for the proposition that substantially distinct proposals may not be considered a single proposal. The letters cited by the Company, however, are not similar to the Proposal at issue here because the elements in those proposals did not relate to a single concept. For example, the Company cites to *Fotoball USA, Inc.* (April 3, 2001) in its No-Action Request, but in *Fotoball*, it was obvious that the shareholder had submitted three (3) Proposals relating to three distinct and unrelated topics – sale of the company, independent directors, and the formation of an advisory committee. These topics were not even tied to a unifying concept, but instead, each was followed by its own separate supporting statement. Because the Company neglected to adequately address the idea that Shirey's Proposal is one proposal with multiple related components, the Company has failed to meet its burden of proving that the Proposal contains more than one proposal under Rules 14a-8(c) and (f).

In addition, while the Company states that we declined the opportunity to revise the Proposal, as indicated in our letter to the Company dated January 4, 2006 and in conversations with the Company's counsel, we invited the opportunity to change the wording to ease the Company's concern. The Company did not take advantage of this opportunity.

Consequently, because Shirey's Proposal includes definitional elements that are tied to the unifying concept of recapitalization and the Company has failed to satisfy its burden of showing that it is more than one (1) proposal, it should be included in the Company's proxy statement.

II. The Proposal Does Not Deal with Ordinary Business Operations and It Does Not Violate Pennsylvania Law

The Company makes the argument that the subparts of the Proposal requesting the Company to re-evaluate the dividend policy and consider a stock repurchase program, violate the

"ordinary business operations" rule and Pennsylvania law, but in making this argument, the Company misinterprets the purpose of the subparts. We acknowledge that the Staff has recognized that ordinary business problems should be handled by management and Pennsylvania law specifically grants the Board of Directors the power to declare dividends. The Proposal, however, neither mandates that the Board declare any amount of dividends nor does it obligate the Company to implement a stock repurchase program. Instead, the Proposal lists these as two (2) possible options for purposes of aiding the Board with respect to recapitalizing the Company. They are both merely sub-elements included to provide guidance to the one (1) concept of considering recapitalization of the Company. And, in listing them out, the Proposal requests the Board consider the excess capital issue by exercising the authority granted to it under Pennsylvania law to re-evaluate the current policy on dividends and stock repurchase. Therefore, they cannot be characterized as separate "proposals" standing on their own, and should not be excluded under the "ordinary business operations" Rule 14a-8(i)(7).[1]

Moreover, the Company's concern raised with respect to Sections 1551 and 1553 of the Pennsylvania statutes on the Board's power to authorize dividends and personal liability of directors for improper distribution of dividends is irrelevant. The fact that Pennsylvania law imposes personal liability on directors if they *distribute* dividends improperly does not relate in any way to the overall policy on dividends or share repurchase. In addition, the Proposal requesting the Board to re-evaluate the dividend policy in no way usurps the Board's authority and power to declare dividends. On the contrary, by asking the Board to *consider* and *re-evaluate* these policies, it recognizes that the actual implementation is solely within the Board's authority. Thus, the issues raised by the Company with respect to personal liability of the directors and the Board's authority are irrelevant and should not be the basis for excluding Shirey's Proposal.

A. *Re-evaluation of the Company's Dividend "Policy" Does Not Fall Within "Ordinary Business Operations" Exception*

The Company further elaborates on its argument that dividend policy is related to ordinary business operations of the Company. However, the Company disregards that the Staff has also taken the position that proposals that relate to dividend policy as opposed to specific amounts or mechanics and procedure of dividends cannot be excluded under the "ordinary business operations" exclusion. *See, e.g., Sonoma West Holdings, Inc.* (August 17, 2000) (proposal not relating to the form, method or procedure for dividend payments, and which does not relate to a specific amount of dividends, involves a matter of policy outside the realm of ordinary business operations and is not excludable); *Potlatch Corporation* (March 6, 2002) (proposal urging Board of Directors to prepare a report explaining company's past and current dividend policy and alternative plans for future dividends not excludable); *Drexler Technology Corporation* (August 23, 2001) (proposal to revise company's financial policy to include regular sharing of profit as dividends whenever conditions and measures of company growth and success

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[1] It is important to note that by dividing up the sub-components into two separate proposals, the Company has taken it upon itself to conclude that the sub-parts are two proposals before the Staff has rendered a decision with respect to Part I of its No-Action Request.

make it possible not excludable).[2] Shirey's subpart (i) to the Proposal falls within this category because it neither specifies form, method, or procedure for payment of dividends nor does it relate to a specific amount of dividends, but instead asks the Board to re-evaluate the dividend policy as a whole and consider the other listed alternatives.

Finally, as stated before, it is important to emphasize that the theme of Shirey's Proposal is not dividends. Instead, Shirey recommends that the Company consider recapitalizing to maximize shareholder value and suggests an evaluation of and a possible change in the dividend policy as one potential way to achieve this goal. In an effort to misconstrue Shirey's Proposal, however, the Company has cited several No-Action letters in which the Staff has recognized that the payment of dividends is a core management function. The subpart to the Proposal, however, does not mandate the Board to any particular act with respect to the dividends. It has simply been included for purposes of providing one example or one possible way in which the Board could potentially recapitalize the Company. Shirey believes that the Company is overcapitalized and wishes the Board to *consider* its options to re-capitalize the Company for the benefit of its shareholders.

B. *Requesting Consideration of a Stock Repurchase Program That Does Not Specify Implementation Tactics Does Not Interfere with the Board's Authority to Govern "Ordinary Business Operations"*

Again, in this section, the Company re-emphasizes its earlier point that the implementation and mechanics of a stock repurchase program are areas that fall within the scope of ordinary business operations of the Company. Nevertheless, like the dividend policy subpart, this sub-part does not constitute a "proposal" standing on its own and does not attempt to define the mechanics of a stock repurchase program. In the majority of No-Action letters cited by the Company, the shareholder proponents were attempting to amend a stock repurchase plan to include very specific implementation tactics.[3] For example, in *Food Lion, Inc.*, the proposal included timing of the stock repurchase plan, specific amounts which the Company would be obligated to buy back and a suspension of payment of dividends. *Food Lion, Inc.* (February 22, 1996). In responding to Food Lion's No-Action Request, the Staff noted that the proposal relates to ordinary business transactions because it attempts to determine the terms and conditions of an existing stock repurchase plan. Shirey's Proposal can be distinguished from these cases because it requests the Board to consider a stock repurchase plan as a way to recapitalize the Company as opposed to setting forth specific criteria for implementation of such a plan.

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[2] See also Release No. 12999 (November 22, 1976), in which the Staff stated that in the past, "ordinary business operations" has been deemed to include matters which include significant policy, economic or other implications in them, but proposals of this nature, as well as others that have major implications, will in the future be considered beyond the scope of an issuer's ordinary business operations.

[3] *See The LTV Corporation* (February 15, 2000) (proposal to implement stock purchase program included designated amounts and prices); *Ford Motor Co.* (March 28, 2000) (proposal included specific amount of shares to be bought back by the company); *Pfizer, Inc.* (February 4, 2005) (proposal required the company to buy back $5 billion worth of shares in a given year); *Food Lion, Inc.* (February 22, 1996) (proposal included terms for existing stock repurchase plan).

Moreover, in certain circumstances, the Staff has allowed proposals relating to the stock repurchase plans to be included in proxy materials. *See, e.g.*, *Ford Motor Company* (March 29, 2000) and *North Fork Bancorporation* (March 12, 1991) (Proposal requesting the Company to give consideration to repurchasing common stock under certain circumstances not excludable). For instance, in *Ford Motor Company*, the Staff did not exclude a proposal that requested the Board take the steps necessary to place a prior restraint of stockholder approval on Board decisions to buy stock of the Company. In making this conclusion, the Staff noted that "the proposal appeared to involve a matter of policy, rather than the specific terms and conditions of a stock repurchase plan or its implementation." *Ford Motor Company* (March 29, 2000). Hence, because subpart (ii) of Shirey's Proposal does not include specific implementation terms, it falls within this category and should not be excluded.

Finally, we note that the Company improperly states that the Proposal is an attempt to dictate how the Company should use its financial resources. Requesting the Board to "consider" or "re-evaluate" a plan is not the same as dictating or governing how the Company should use its financial resources. It is only making a recommendation to the Board as part of the recapitalization theme of the Proposal, which Shirey believes is necessary based on the recent poor financial performance of the Company and because the Company is overcapitalized.

CONCLUSION

Because the Company has misconstrued Shirey's Proposal, it has not satisfied its burden of proving that the Proposal can be excluded under Rules 14a-8(c) and (f) or Rule 14a-8(i)(7). Consequently, on behalf of Shirey, we hereby request that the Staff concur in her opinion that the Proposal should be included in the Company's 2006 Proxy Statement. To the extent the Staff feels that there are technical defects in the Proposal, we request the opportunity to discuss them with you and timely correct them. Please contact me at (412) 562-8425 if you have any questions or if you need any additional information.

Very truly yours,

Richard D. Rose

RDR/aem
Enclosures
cc: Sarah Steiner Shirey
Commercial National Financial Corporation
William T. Harvey, Esquire
Peena K. Patel, Esquire

TUCKER | ARENSBERG
Attorneys

William T. Harvey 412.594.5550
wharvey@tuckerlaw.com

January 19, 2006

VIA OVERNIGHT MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Commercial National Financial Corporation Omission of Shareholder Proposal of Sarah Steiner Shirey from Proxy Materials

Dear Ladies and Gentlemen:

We are writing on behalf of our client, Commercial National Financial Corporation, a Pennsylvania corporation (the "Company"), with regard to a shareholder proposal (the "Proposal") submitted to the Company by Sarah Steiner Shirey (the "Proponent") for inclusion in the Company's proxy statement and form of proxy ("Proxy Materials") for its 2006 annual meeting of shareholders.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposal from its Proxy Materials on the bases set forth below. We respectfully request, on behalf of the Company, that the staff of the Division of Corporation-Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to:

I. **Rules 14a-8(c) and (f), because the Proposal Contains More Than One Proposal; and**

II. **Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations.**

To the extent that any such reasons are based on matters of law, this letter constitutes an opinion of counsel in accordance with Rule 14a-8(j).

THE PROPOSAL

A copy of the Proposal, together with the Proponent's supporting statement, is attached to this letter as Exhibit A. The Company received the Proposal on December 13, 2005. The Proposal reads as follows:

> "RESOLVED, that the Company's Board of Directors immediately consider a plan to recapitalize the Company focusing primarily on (i) a re-evaluation of the current dividend policy to consider a special dividend or increasing the amount of per share dividends distributed to shareholders on a quarterly basis and/or (ii) implementing a premium tender share repurchase of a substantial amount of the stock of the Company (a stock repurchase program)."

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing her of the Company's intention to omit the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive Proxy Materials with the Securities and Exchange Commission (the "Commission"). The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company or the undersigned, but not to the Proponent.

ANALYSIS

I. The Proposal Contains More Than One Proposal (Rules 14a-8(c) and (f))

Rule 14a-8(c) provides that each shareholder may submit no more than one proposal and an accompanying supporting statement to a company for a particular shareholders' meeting. The Proposal violates Rule 14a-8(c) because it contains two separate proposals. First, it contains a proposal recommending "a special dividend or increasing the amount of dividends ...distributed...quarterly." Second, it contains a proposal calling for implementation of a "stock repurchase program." The proponent attempts to turn these separate proposals into one by calling them part of a "plan to recapitalize the Company", but a proposal to undertake a special dividend or to increase the quarterly dividend is not within the standard meaning of a recapitalization. The only commonality of the proposals is that they are two suggestions, among many possible options, in dealing with the current financial situation that the Company finds itself in--the Company has more capital than is required by applicable federal capital adequacy regulations.

The Staff has consistently taken the position that substantially distinct proposals may not be considered a single proposal for purposes of Rule 14a-8(c) even where the proposals addressed what the proponent viewed as the same problem. *See, e.g., Fotoball USA, Inc.* (April 3, 2001) (proposals to require that the chairman be an independent director and require the formation of a shareholders' advisory committee constituted multiple proposals, even though they both addressed the problem of management's insulation from the shareholders); *Enova Corp.* (February 9, 1998) (proposals recommending that the directors take all steps necessary to amend the company's governing documents to (i) elect the entire board annually and (ii) have an independent lead director constituted multiple proposals, even though they both addressed the problem of management's insulation from the shareholders); and Allstate Corp. (January 29, 1997) (proposals to institute cumulative voting for directors and to avoid specified actions that could impair the effectiveness of cumulative voting constituted multiple proposals even though they both related to cumulative voting). When the Staff has permitted subparts to a single proposal those subparts have closely related to a single clearly defined action or concept set forth in the proposal, which is not the case in this Proposal.

Pursuant to Rule 14a-8(f), we notified Proponent, on behalf of the Company, that her Proposal did not comply with Rule 14a-8(c) because it contained more than one proposal. We also informed Proponent that she could correct her submission within 14 days of her receipt of our letter, which was delivered by certified mail to Proponent sent December 22, 2005. In response, we received a letter from Proponent's counsel, Buchanan Ingersoll, PC, dated January 4, in which they decline the opportunity to revise her Proposal. Copies of our December 22 letter and Proponent's January 4 response are attached hereto as Exhibit B and Exhibit C, respectively.

Therefore, the Company believes that the Proposal may be omitted from its Proxy Materials because the Proposal contains multiple proposals that are not related to a single specific concept and Proponent has failed to revise her Proposal to reduce the number of proposals to one in accordance with Rules 14a-8(c) and (f). Allowing Proponent to include two separate proposals in the Company's Proxy Materials under the guise of being one proposal would undermine the purpose of Rule 14a-8(c).

II. The Proposal is Excludable under Rule 14a-8(i)(7) because it Deals with Matters Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) allows a company to exclude a shareholder proposal that deals with a matter relating to a company's ordinary business operations. The ordinary business exclusion has "a fairly straightforward mission: to 'relieve the management of the necessity of including in its proxy material security holder proposals which relate to matters falling within the province of management.'" Release No. 34-39093 (September 19, 1997), citing Release No. 34-4950 (October 9, 1953). The Commission has stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998).

The Proposal requires the Company to "immediately consider a plan to recapitalize the Company focusing primarily on (i) a re-evaluation of the current dividend policy to consider a special dividend or increasing the amount of per share dividends distributed to shareholders on a quarterly basis and/or (ii) implementing a premium tender share repurchase."

Applicable Pennsylvania law expressly provides that "unless otherwise provided by statute or in a bylaw adopted by the shareholders," all general or other powers "vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every corporation shall be managed under the direction of, a board of directors." (15 Pa.C.S.A. Section 1721).

Under Pennsylvania law, the board of directors, unless restricted in the bylaws or articles, is specifically granted the power to authorize distributions, whether in the form of dividends or share repurchases. (See 15 Pa.C.S.A. Section 1551, and the definition of "distribution" in Section 1103). Neither the Company's Articles of Incorporation nor its bylaws give its shareholders the power to power to repurchase, redeem or otherwise reacquire shares or the power to declare dividends. In addition, 15 Pa.C.S.A. Section 1553 imposes personal liability on directors if they make distributions improperly. In summary, Pennsylvania law grants to the Company's board of directors the power to authorize distributions to the shareholders and imposes a personal obligation on the

directors to do so properly. It does not grant the shareholders the power to participate in that process.

A. The Company's dividend policy is related to its ordinary business operations under Rule 14a-8(i)(7)

A company's dividend policy involves, among other matters, consideration of the Company's financial health and requirements and regulatory concerns. The Staff has consistently recognized that matters regarding the declaration and payment of dividends are a core management function and deal with matters relating to the conduct of ordinary business operations of the company. *See e.g., M&F Worldwide Corp.* (March 29, 2000) (proposal requiring special committee to consider and implement actions relating to matters such as the repurchase of shares and cash dividends excludable as relating to the company's ordinary business operations); *Lockheed Martin Corp.* (Feb. 1, 1999) (proposal to require reinvestment of cash dividends excludable as relating to the company's ordinary business operations); *Food Lion, Inc.* (Feb. 22, 1996) (proposal to require expansion of company's stock repurchase program and suspension of the company's cash dividends excludable as relating to the company's ordinary business operations); *Monsanto Company* (February 23, 1976) (proposal to establish dividend of at least 50% of earnings in any given year excludable as relating to the company's ordinary business operations).

The Proponent's Supporting Statement advocates that "excess capital should be distributed to the shareholders in the form of regular or special dividends." As provided above, such considerations are within the discretion of a corporation's board of directors under Pennsylvania law. Further, the Company by virtue of being a bank holding company is subject to capital ratio minimums set forth by bank regulators. The Board of Directors has the responsibility to maintain those minimum capital ratios and to monitor conditions that could impair the Company's capital such as, underperforming investments, impaired assets, loan losses, general economic conditions, industry concentrations and changes in interest rates. In addition, the Memorandum of Understanding, which was reported in the Company's Form 8-K filing dated July 22, 2005, emphasizes the essential role of the Board of Directors and management in making decisions regarding capital, operations, and interest rate risk.

TUCKER | ARENSBERG
Attorneys

B. The implementation and/or mechanics of share repurchase Share Repurchase Program are related to the Company's ordinary business operations under Rule 14a-8(i)(7).

The Staff has also consistently found that proposals relating to the specifics, mechanics or implementation of a share repurchase program are excludable under Rule 14a-8(i)(7) as relating to the ordinary business operations of a company. In *Pfizer Inc.* (February 4, 2005) the Staff permitted the exclusion of a proposal regarding the implementation of a share repurchase program pursuant to Rule 14a-8(i)(7). *See, also, Food Lion, Inc.* (Feb. 22, 1996) (share repurchase proposal that was related to the company's cash dividend program excludable as relating to the company's ordinary business operations); *M&F Worldwide Corp.* (Mar. 29, 2000) (proposal requiring special committee of the board of directors to consider and implement actions relating to matters such as the repurchase of shares and cash dividends excludable as relating to the company's ordinary business operations); *Ford Motor Co.* (Mar. 28, 2000) (proposal to implement a share repurchase program excludable as relating to the company's ordinary business operations); *LTV Corp.* (Feb. 15, 2000) (proposal to implement a share repurchase program with designated amounts and prices excludable as relating to the company's ordinary business operations).

The Proposal illustrates the type of interference with the conduct of ordinary business operations that Rule 14a-8(i)(7) is designed to prohibit. The Proposal attempts to dictate to the board of directors how the business operations of the Company should be managed, including how the Company should use its financial resources. Dividend and capital management policy falls within the confines of management discretion precisely because it is "of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Exchange Act Release No. 34-12999. In fact, the Company has previously adopted, and currently has in place, a stock repurchase program that gives management discretion to repurchase on the open market, (subject to certain restrictions) up to 360,000 shares of its common stock. The Company has already repurchased 222,054 shares under this program and continues to repurchase shares when management, in its discretion, deems such share repurchase appropriate. Such decisions are made in the ordinary course of management's capital management duties. The Commission's proxy rules recognize that it is neither practicable nor necessary to involve the Company's shareholders in the consideration of such business decisions.

Therefore, the Company believes that the Proposal may be omitted from its Proxy Materials because matters such as the Company's dividend policy and/or the implementation of a share repurchase program are related to its ordinary business operations under Rule 14a-8(i)(7).

CONCLUSION

For the reasons stated above, the Company believes that the Proposal may be properly excluded as containing more than one proposal, or in the alternative as relating to ordinary business matters under Rule 14a-8(i)(7).

We hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's Proxy Materials and would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to contact William T. Harvey of our office with any questions at (412) 594-5550.

Sincerely,

TUCKER ARENSBERG, P.C.

William T. Harvey

c: Sarah Steiner Shirey
Richard D. Rose, Esquire

WTH:cr
BE:221151-2 021342-126684

EXHIBIT A

Sarah Steiner Shirey, 831 Youngstown Ridge Road, Latrobe, PA 15650, who is the beneficial owner of **37,596** shares of common stock of the Company, submits the following proposal to be presented and voted upon at the Annual Meeting.

Proposal

"RESOLVED, that the Company's Board of Directors immediately consider a plan to recapitalize the Company focusing primarily on (i) a re-evaluation of the current dividend policy to consider a special dividend or increasing the amount of per share dividends distributed to shareholders on a quarterly basis and/or (ii) implementing a premium tender share repurchase of a substantial amount of the stock of the Company (a stock repurchase program)."

Supporting Statement

The Company is currently overcapitalized and the Board has no immediate plans to use this capital for purposes of expansion into other market segments. Rather, the Board's strategy has been to focus on enhancing the Company's core competencies. This plan is evidenced by a press release dated December 21, 2004, in which the Company's President stated "The Board of Directors' business strategy continues to concentrate on growing its core banking business of loans and deposits while supplementing those services with trust and asset management related fee revenue.. If the Company has no immediate plans to expand into other service areas, then the excess capital should be distributed to the shareholders in the form of regular and/or special dividends.

Also, because the Board has no immediate plans to utilize excess funds-, it would be in the best interest of the shareholders for the Company to implement a stock repurchase program to buy back a certain number of shares. Since 2003 the stock price of the Company has been steadily declining. Specifically, at January 1, 2004 the stock price was $26.21 as compared to only $19.00 at November 30, 2005. Using the Company's excess capital to repurchase shares (as opposed to investing in other securities or making other capital investments) would send a positive signal to investors that the Company is financially strong and believes that its own stock is the best investment it could make thereby resulting in increasing the stock price. In addition to enhancing stock value, a stock repurchase program could help to maximize shareholder value by raising after-tax shareholder returns and optimizing the Company's capital structure.

During the seven business quarters ending since January 1, 2004, the Company has reported uneven and declining financial performance results including, reduced operating earnings and dividends. If the Board's goal is, as it states, to "enhance the long-term interests of all the corporations' shareholders", it should consider recapitalizing the Company. Repurchasing stock of the Company and distributing excess capital to the shareholders would result in improving the Company's capital structure and potentially increasing the stock price.

A vote FOR this proposal would best serve the best interest of the Company's shareholders.

From: Origin ID: (412)566-1212
Gary S. Regan, Esquire

Tucker Arensberg, P.C.
1500 One PPG Place
Pittsburgh, PA 15222

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Office of the Chief Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

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Buchanan Ingersoll PC
ATTORNEYS

Richard D. Rose
412 562 8425
roserd@bipc.com

One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410
T 412 562 8800
F 412 562 1041
www.buchananingersoll.com

December 13, 2005

Via Messenger
Return Receipt Requested

Chairman of the Board
Commercial National Financial Corporation
900 Ligonier Street
P.O. Box 429
Latrobe, PA 15650

Dear Sir,

This firm represents Sarah S. Shirey, who is the beneficial owner of more than $2,000 in value of the common stock of Commercial National Financial Corporation. As such, Sarah S. Shirey is submitting a proposal for inclusion in the Corporations proxy materials for the 2006 annual meeting of shareholders. In addition to the proposal, you will find enclosed the proof of ownership that is required by Rule 14a-8 and the necessary statement from the proponent as required by such Rule. Please feel free call this office with any questions or comments.

Very truly yours,

Richard D. Rose

RDR/jn

Enclosures

William T. Harvey

#1876047-v1

831 Youngstown Ridge Road
Latrobe, PA 15650

December 12, 2005

Chairman of Board
Commercial National Financial Corporation
900 Ligonier Street
P.O. Box 429
Latrobe, PA 15650

Dear Sir,

I am the beneficial holder of at least $2,000 in market value of common stock of Commercial National Financial Corporation (the "Corporation "). I am enclosing a proposal that I am submitting for inclusion in the Corporation's proxy material for its 2006 annual meeting of shareholders pursuant to the requirements of the Rule 14a-8 promulgated by the Securities and Exchange Commission and last year's proxy statement.

I am enclosing a letter signed by the record holder of my shares, S&T Wealth Management Group, verifying my beneficial ownership of the Corporation's common stock. I hereby state that I have continuously held at least $2,000 in market value of common stock of the Corporation for more than one year prior to the date hereof and I intend to continue ownership of such shares through the date of the Corporation's 2006 annual meeting of shareholders.

Very truly yours,

Sarah S Shirey

Sarah S. Shirey

Sarah Steiner Shirey, 831 Youngstown Ridge Road, Latrobe, PA 15650, who is the beneficial owner of **37,596** shares of common stock of the Company, submits the following proposal to be presented and voted upon at the Annual Meeting.

Proposal

"RESOLVED, that the Company's Board of Directors immediately consider a plan to recapitalize the Company focusing primarily on (i) a re-evaluation of the current dividend policy to consider a special dividend or increasing the amount of per share dividends distributed to shareholders on a quarterly basis and/or (ii) implementing a premium tender share repurchase of a substantial amount of the stock of the Company (a stock repurchase program)."

Supporting Statement

The Company is currently overcapitalized and the Board has no immediate plans to use this capital for purposes of expansion into other market segments. Rather, the Board's strategy has been to focus on enhancing the Company's core competencies. This plan is evidenced by a press release dated December 21, 2004, in which the Company's President stated "The Board of Directors' business strategy continues to concentrate on growing its core banking business of loans and deposits while supplementing those services with trust and asset management related fee revenue." If the Company has no immediate plans to expand into other service areas, then the excess capital should be distributed to the shareholders in the form of regular and/or special dividends.

Also, because the Board has no immediate plans to utilize excess funds-, it would be in the best interest of the shareholders for the Company to implement a stock repurchase program to buy back a certain number of shares. Since 2003 the stock price of the Company has been steadily declining. Specifically, at January 1, 2004 the stock price was $26.21 as compared to only $19.00 at November 30, 2005. Using the Company's excess capital to repurchase shares (as opposed to investing in other securities or making other capital investments) would send a positive signal to investors that the Company is financially strong and believes that its own stock is the best investment it could make thereby resulting in increasing the stock price. In addition to enhancing stock value, a stock repurchase program could help to maximize shareholder value by raising after-tax shareholder returns and optimizing the Company's capital structure.

During the seven business quarters ending since January 1, 2004, the Company has reported uneven and declining financial performance results including, reduced operating earnings and dividends. If the Board's goal is, as it states, to "enhance the long-term interests of all the corporations' shareholders", it should consider recapitalizing the Company. Repurchasing stock of the Company and distributing excess capital to the shareholders would result in improving the Company's capital structure and potentially increasing the stock price.

A vote FOR this proposal would best serve the best interest of the Company's shareholders.

Wealth
Management Group

December 9, 2005

Commercial National Financial Corporation
900 Ligonier Street
PO Box 429
Latrobe PA 15650

Re: Sarah Shirey

To Whom It May Concern:

This letter is to verify that the above person held and still holds 37,596 shares of Commerical National Corporation stock. These shares were deposited with S&T Wealth Management Group on December 29, 2004. These shares were then transferred to our nominee name, Jasco & Co.

If you need additional information or assistance, please contact Lisa Wymer, Vice President and Trust Operations Manager at (724) 465-1410.

Respectfully,

Gregor T. Young, IV J.D.
Executive Vice President and
Managing Director

PITTSBURGH
One Gateway Center
420 Fort Duquesne Blvd., Suite 973
Pittsburgh, PA 15222
412-471-4083 • 412-471-4082 FAX

INDIANA
43 South 9th Street
Indiana, PA 15701
724-465-1443 • 800-446-0246
724-465-1438 FAX

DUBOIS
614 Liberty Boulevard
DuBois, PA 15801
814-375-3869
814-375-3854 FAX

BROOKVILLE
256 Main Street
Brookville, PA 15825
814-849-1254
814-849-0146 FAX

Thrivent Financial for Lutherans™

4321 N. Ballard Road, Appleton, WI 54919-0001
Phone: 800-THRIVENT (800-847-4836)
E-mail: mail@thrivent.com • www.thrivent.com

Securities offered through
Thrivent Investment Management Inc.,
625 Fourth Ave. S., Minneapolis, MN 55415-1665,
a wholly owned subsidiary of Thrivent Financial for Lutherans.
Member NASD. Member SIPC.

December 12, 2005

Sarah Shirley
RR 4 Box 104
Latrobe, PA 15650-9217

To whom it many concern;

RE: Thrivent Brokerage Account 5LA-752343/Sarah Shirley

Per your request for information, there were 46,296 shares of Commercial National Financial Corporation stock deposited into the above named account on 4-23-04.

On 12-28-04, 37,596 shares of Commercial National Financial Corporation stock were transferred out of the above named account to S & T Wealth Management Group.

Diane Rottier

Diane Rottier
Securities Brokerage Services

TUCKER | ARENSBERG
Attorneys

William T. Harvey 412.594.5550
wharvey@tuckerlaw.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

December 22, 2005

Mrs. Sarah Steiner Shirey
831 Youngstown Ridge Road
Latrobe, PA 15650

RE: Notice of Procedural Deficiency Pursuant to Reg. §240.14a-8(f)(1)

Dear Mrs. Shirey:

We are writing on behalf of our client, Commercial National Financial Corporation (the "Company"), regarding the shareholder proposal (the "Proposal") you submitted on or about December 13, 2005 for inclusion in the Company's proxy statement and form of proxy for its 2006 annual meeting of shareholders ("Proxy Materials").

The Company has requested that we notify you that it believes your Proposal does not comply with Rule 14a-8(c) (Question 3) promulgated by the Securities and Exchange Commission under the Securities Act of 1934. Rule 14a-8(c), provides that each shareholder may submit no more than one proposal for consideration at a particular meeting of the shareholders. You proposed "a re-evaluation of the current dividend policy" and a "stock repurchase program". The Company considers these to be two separate and distinct proposals.

Pursuant to Rule 14a-8(f) (Question 6), if you fail to follow one of the eligibility or procedural requirements explained in Rule 14a-8(a)-(d), the Company may exclude your Proposal from its Proxy Materials after it has notified you of the problem, and you have failed adequately to correct it. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please be advised, however, that the Company reserves its right to and may seek to exclude the Proposal or any revised proposal from its Proxy Materials on additional grounds in accordance with Rule 14a-8.

Very truly yours,

TUCKER ARENSBERG, P.C.

William T. Harvey

BE-220407.2:021342-119425

Buchanan Ingersoll PC
ATTORNEYS

One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410
T 412 562 8800
F 412 562 1041
www.buchananingersoll.com

January 4, 2006

VIA FIRST CLASS MAIL

William T. Harvey, Esquire
Tucker Arensberg, P.C.
1500 One PPG Place
Pittsburgh, PA 15222

Re: Re: Proposal of Sarah Steiner Shirey

Dear Mr. Harvey:

As we have discussed, this Firm represents Mrs. Shirey who has submitted a proposal to your client, Commercial National Financial Corporation, (the "Company") pursuant to Rule 14a-8 promulgated under the Securities Act of 1934. I am in receipt of your letter dated December 22, 2005 to Ms. Shirey in which you set forth the Company's belief that her proposal did not comply with Rule 14a-8 in that the Company considers her proposal to be "two separate and distinct proposals". Ms. Shirey respectfully disagrees with the Company's conclusion.

Please look again at the proposal. The proposal as written is "that the Company's Board of Directors immediately consider a plan to recapitalize the Company focusing primarily on (i) a re-evaluation of the current dividend policy ... and/or (ii) implementing a premium tender share repurchase . . . ." While the proposal asked the Company to focus on two particular types of recapitalizations, a re-evaluation of the dividend policy and a share repurchase, each of these are examples of plans to recapitalize the Company. The proposal is one proposal to consider a plan to recapitalize the Company. The SEC has allowed shareholders to include multiple components or elements in one proposal if the components are "closely related and essential to a single well-defined unifying concept". See, for example, the following SEC No-Action letters: Quality Systems (June 9, 1999); American International Group, Inc. (March 17, 2005); Computer Horizons, Corp. (April 1, 1993); Todd Shipyards Corp. (August 13, 1992) and Lockheed Corporation (March 11, 1994).

The Company is overcapitalized and the proposal is to consider a plan to recapitalize it. The two proposal focuses are in fact closely related and essential to the concept of reducing the capital. We believe that shareholders would have a common view with respect to each of the two, related, focuses as each are a way to return the overcapitalization to the Company's owners.

Therefore, on behalf of Ms. Shirey, we respectfully request the Company to once again include her proposal in its proxy material for its upcoming annual meeting. Of course, should the Company seek to exclude the proposal, we request that you send notice to this Firm of any requests to the SEC as we will intend to argue our case to the SEC.

When we talked prior to the New Year's holiday, you indicated the Company would be willing to discuss with Ms. Shirey the wording of the proposal. If a wording change could ease the Company's concern, I would be happy to address it with you. Further, if you believe that any other items for discussion between the parties would be fruitful, I would be happy to meet with you.

Very truly yours,

Richard D. Rose

RDR/aem

cc: Sarah Steiner Shirey

TUCKER | ARENSBERG
Attorneys

RECEIVED
2006 FEB 13 PM 2:13
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

William T. Harvey
wharvey@tuckerlaw.com
412.594.5550

February 10, 2006

VIA OVERNIGHT MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Commercial National Financial Corporation Omission of Shareholder Proposal of Sarah Steiner Shirey from Proxy Materials*

Ladies and Gentlemen:

We are writing on behalf of our client, Commercial National Financial Corporation, a Pennsylvania corporation (the "Company"), in response to the letter dated February 3, 2006 (the "Shirey Response") on behalf of Sarah Steiner Shirey (the "Proponent") to the Securities and Exchange Commission (the "Commission") addressing our no-action request letter to the Commission dated January 19, 2006 (the "No-Action Request"). A copy of the Shirey Response is attached hereto as Exhibit A. A copy of the No-Action Request is attached hereto as Exhibit B.

We hereby reiterate to the Commission the Company's intent to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8, promulgated by the Commission under the Securities Exchange Act of 1934, as amended. We respectfully repeat the Company's request, set forth in the No-Action Request that the Staff of the Division of Corporation Finance confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials for the reasons set forth in the No-Action Request, as supplemented below.

The Proposal

A copy of the Proposal, together with the Proponents' supporting statement, was attached to the No-Action Request. The Proposal reads as follows:

> RESOLVED, that the Company's Board of Directors immediately consider a plan to recapitalize the Company focusing primarily on (i) a re-evaluation of the current dividend policy to consider a special dividend or increasing the amount of per share dividends distributed to shareholders on a quarterly basis and/or (ii) implementing a premium tender share repurchase of a substantial amount of the stock of the Company (a stock repurchase program).

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this response and its attachments. A copy of this letter has been furnished to the Proponent and his counsel as required by Rule 14a-8(j)(1).

The Proposal deals with two separate and distinct matters.

The Company reaffirms its belief that the Proposal as currently written consists of two separate proposals that are not related to a single specific concept and is excludable under Rules 14a-8(c) and (f).

The Proposal states specifically that the Company is to focus primarily on (i) a special dividend or increase in the amount of per share dividends distributed to shareholders on a quarterly basis and/or (ii) a stock repurchase program. Although one of the effects of each of these proposals would arguably reduce the operating capital of the Company, the proposals are calling for distinct and essentially unrelated actions.

Even when considered as a single proposal, the Proposal may be omitted as dealing with a matter relating to the ordinary business operations of the Company.

Assuming arguendo that the Staff concludes that the Proposal consists of two aspects of a single proposal under the concept of recapitalization, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(7) as relating to ordinary business operations of the Company.

It is well-settled that a proposal that relates even in part to ordinary business matters may be excluded in its entirety, even though the proposal also addresses matters outside the scope of the Company's ordinary business operations. *See, e.g., E*Trade Group, Inc.* (October 31, 2000) (granting no-action relief to exclude an entire proposal where two out of four of the mechanisms suggested therein implicated ordinary business matters); *Associated Estates Realty Corp.* (March 23, 2000); *ConAgra Foods, Inc.* (July 19, 2002); *M&F Worldwide Corp.* (March 29, 2000); *The Warnaco Group, Inc.* (March 12, 1999); *Wal-Mart Stores, Inc.* (March 15, 1999); *Kmart Corporation* (March 12, 1999); and *Z-Seven Fund, Inc.*(November 3, 1999).

Broad decisions such as whether or not to require shareholder approval before implementing a stock repurchase plan are outside the ordinary business operations exception. *See Ford Motor Co.* (March 29, 2000). Decisions regarding the implementation and operations of such plans, however, are a core management function and deal with matters relating to the conduct of ordinary business operations of the company. *See e.g., Pfizer, Inc.* (February 4, 2005) (proposal for an increase in dividends rather than a stock repurchase program involved matters relating to the company's ordinary business operations); *M&F Worldwide Corp.* (Mar. 29, 2000) (proposal requiring special committee of the board of directors to consider and implement actions relating to matters such as the repurchase of shares and cash dividends excludable as relating to the company's ordinary business operations); *Lockheed Martin Corp.* (Feb. 1, 1999) (proposal to require reinvestment of cash dividends); *Food Lion, Inc.* (Feb. 22, 1996) (proposal to require expansion of company's stock repurchase program and corresponding suspension of the company's cash dividends).

In light of well-established precedent, the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal necessarily involves core management functions, which touch on policy matters as well as ordinary business operations. This interpretation of the Proposal is especially apt when read together with the Proposal's supporting statement, which focuses on ordinary business functions such as Board strategy, the benefits of such programs, and financial performance.

CONCLUSION

For the reasons stated above, and those stated in our letter to the Commission of January 19, 2006, the Company believes that the Shirey Proposal may be omitted from the proxy materials for the Company's 2006 Meeting scheduled to be held on [DATE].

We hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's Proxy Materials and would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to contact William T. Harvey of our office with any questions at (412) 594-5550.

Sincerely,

TUCKER ARENSBERG, P.C.

William T. Harvey

c: Sarah Steiner Shirey
Richard D. Rose, Esquire

WTH:cr

Buchanan Ingersoll PC
ATTORNEYS

One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410
T 412 562 8800
F 412 562 1041
www.buchananingersoll.com

February 3, 2006

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Response to Commercial National Financial Corporation's (the "Company") Request for No-Action Advice Concerning Shareholder Proposal Requesting the Board to consider Recapitalizing the Company (the "Proposal") submitted by Sarah Steiner Shirey ("Shirey")

Dear Ladies and Gentlemen:

We are writing on behalf of our client, Shirey, and in response to the Company's request that the staff of the Division of Corporation Finance (the "Staff") concur that it may exclude the Proposal ("No-Action Request") submitted by Shirey from the Company's proxy materials for its 2006 annual meeting of the shareholders.

Pursuant to Rule 14a-8(k), six (6) paper copies of this response are included and a copy has been provided to the Company. We are also attaching to this response a copy of the Company's No-Action Request as Exhibit A, a copy of the Proposal and supporting statement as Exhibit B, and copies of the letters exchanged between both parties as Exhibit C. This letter may be considered to be an opinion of counsel as it relates to Pennsylvania law.

The Proposal reads as follows:

"RESOLVED, that the Company's Board of Directors immediately consider a plan to recapitalize the Company focusing primarily on (i) a re-evaluation of the current dividend policy to consider a special dividend or increasing the amount of per share dividends distributed to shareholders on a quarterly basis and/or (ii) implementing a premium tender share repurchase of a substantial amount of the stock of the Company (a stock repurchase program)."

In the Company's No-Action Request, it offers two (2) arguments supporting its view that it may omit the Proposal from the Proxy Materials. As demonstrated below, however, the Company fails to adequately satisfy its burden of showing that (i) the Proposal is more than one (1) proposal under Rules 14a-8(c) and (f), and (ii) the subparts of the Proposal relate to "ordinary

business operations" as provided in Rule 14a-8(i)(7). Therefore, we respectfully request the Staff to confirm that it is unable to concur with the Company's view and that the Proposal should be included in the Company's 2006 Proxy Statement.

I. The Proposal is Only One Proposal as Required by Rule 14a-8(c)

The Proposal does not contain two (2) separate proposals, but rather it is one (1) proposal that includes multiple related components. While the Company argues that the Staff has consistently taken the position that substantially distinct proposals may not be considered one (1) proposal, it fails to sufficiently recognize that the Staff has allowed shareholders to include multiple components that are "closely related and essential to a single well-defined unifying concept." *See e.g., Quality Systems* (June 9, 1999) (proposal to add a new section to the Company's by-laws requiring, among other things, that the chairman of the Board be an "independent director" and at least 75% of the directors on the Board be "independent directors" could not be excluded); *American Int'l Group, Inc.* (March 17, 2005) (proposal requesting that by-laws be amended to require that (i) the Board's chairperson be an independent director and (ii) the Board nominate independent directors that, if elected by the shareholders would constitute 2/3 of the Board, could not be excluded); *Lockheed Corporation* (March 11, 1994) (proposal requesting that the Management Incentive Compensation Plan be suspended and employees be reinstated and in the meantime, compensation be tied to 1993 with certain amendments, could not be excluded); *Westinghouse Electric Corp.* (January 25, 1995) (proposal specifying various different and unrelated ways to limit executive compensation could not be excluded); *Todd Shipyards Corp.* (August 13, 1992) (proposal including elements of retaining an independent investment bank and establishing a committee of independent directors to consider and recommend to the Board best available offers for merger or sale could not be excluded); *Computer Horizons, Corp.* (April 1, 1993) (proposal requesting the Board to take all steps to modify or terminate each, plan, contract or arrangement that would significantly disadvantage potential buyers of the company, including certain plans and contracts specified in the proposal, could not be excluded).

Specifically, in *Computer Horizons*, the proposal included definitional elements related to (i) a termination of the company's shareholder rights plan, (ii) amending change of control agreements with officers and directors, and (ii) eliminating other steps which might impede takeover. The company argued that the proposal was really an attempt to eliminate various things, including eliminating the company's rights plan and the so-called golden parachutes. The shareholder, on the other hand, emphasized that the proposal was aimed at only one concept, the removal of takeover defenses, and provided various ways in which to achieve the goal. The Staff agreed that the proposal could not be excluded because the elements of the proposal related to the single concept of eliminating anti-takeover defenses. Likewise, in *Todd Shipyards*, the proposal requested that the company proceed to effect a merger or sale of the company and included two suggestions to implement this plan – hiring an investment banker to solicit offers and establishing a committee to evaluate offers. The Staff concluded that the proposal could not be excluded because the two subparts are only suggestions to implement the proposal.

Shirey's Proposal is similar to those submitted by the shareholders in the No-Action letters cited above because its theme focuses on only one concept – recapitalization of the Company. In listing out the two components in this Proposal, Shirey provides specific examples by which the Company can achieve the goal of recapitalization. While the Proposal requests that the Board consider these options, it is also not restricted from pursuing other means in which to achieve this goal. Even the Company acknowledges, as stated in its No-Action Request that the subparts are "two suggestions, among many possible options," in dealing with recapitalizing the Company. Also, without the subparts, it would be difficult to understand that the Proposal's purpose is to address the fact that the Company is overcapitalized. In other words, because "recapitalization" can be interpreted in other contexts, *e.g.*, reclassification of the stock structure of a company, without the subparts, the intended purpose of the Proposal, which is to address the issue of Company's excess capital, would be unclear. The two sub-parts are thus related to the single concept of recapitalizing the Company.

Furthermore, it should be noted that in our letter to the Company dated January 4, 2006, we listed several the No-Action letter discussed above, which use definitional elements or examples necessary to implement the Proposal. Instead of discussing, addressing, responding to, or even citing to the Staff's position in these letters, the Company cites to other unrelated letters for the proposition that substantially distinct proposals may not be considered a single proposal. The letters cited by the Company, however, are not similar to the Proposal at issue here because the elements in those proposals did not relate to a single concept. For example, the Company cites to *Fotoball USA, Inc.* (April 3, 2001) in its No-Action Request, but in *Fotoball,* it was obvious that the shareholder had submitted three (3) Proposals relating to three distinct and unrelated topics – sale of the company, independent directors, and the formation of an advisory committee. These topics were not even tied to a unifying concept, but instead, each was followed by its own separate supporting statement. Because the Company neglected to adequately address the idea that Shirey's Proposal is one proposal with multiple related components, the Company has failed to meet its burden of proving that the Proposal contains more than one proposal under Rules 14a-8(c) and (f).

In addition, while the Company states that we declined the opportunity to revise the Proposal, as indicated in our letter to the Company dated January 4, 2006 and in conversations with the Company's counsel, we invited the opportunity to change the wording to ease the Company's concern. The Company did not take advantage of this opportunity.

Consequently, because Shirey's Proposal includes definitional elements that are tied to the unifying concept of recapitalization and the Company has failed to satisfy its burden of showing that it is more than one (1) proposal, it should be included in the Company's proxy statement.

II. The Proposal Does Not Deal with Ordinary Business Operations and It Does Not Violate Pennsylvania Law

The Company makes the argument that the subparts of the Proposal requesting the Company to re-evaluate the dividend policy and consider a stock repurchase program, violate the

"ordinary business operations" rule and Pennsylvania law, but in making this argument, the Company misinterprets the purpose of the subparts. We acknowledge that the Staff has recognized that ordinary business problems should be handled by management and Pennsylvania law specifically grants the Board of Directors the power to declare dividends. The Proposal, however, neither mandates that the Board declare any amount of dividends nor does it obligate the Company to implement a stock repurchase program. Instead, the Proposal lists these as two (2) possible options for purposes of aiding the Board with respect to recapitalizing the Company. They are both merely sub-elements included to provide guidance to the one (1) concept of considering recapitalization of the Company. And, in listing them out, the Proposal requests the Board consider the excess capital issue by exercising the authority granted to it under Pennsylvania law to re-evaluate the current policy on dividends and stock repurchase. Therefore, they cannot be characterized as separate "proposals" standing on their own, and should not be excluded under the "ordinary business operations" Rule 14a-8(i)(7).[1]

Moreover, the Company's concern raised with respect to Sections 1551 and 1553 of the Pennsylvania statutes on the Board's power to authorize dividends and personal liability of directors for improper distribution of dividends is irrelevant. The fact that Pennsylvania law imposes personal liability on directors if they *distribute* dividends improperly does not relate in any way to the overall policy on dividends or share repurchase. In addition, the Proposal requesting the Board to re-evaluate the dividend policy in no way usurps the Board's authority and power to declare dividends. On the contrary, by asking the Board to *consider* and *re-evaluate* these policies, it recognizes that the actual implementation is solely within the Board's authority. Thus, the issues raised by the Company with respect to personal liability of the directors and the Board's authority are irrelevant and should not be the basis for excluding Shirey's Proposal.

A. *Re-evaluation of the Company's Dividend "Policy" Does Not Fall Within "Ordinary Business Operations" Exception*

The Company further elaborates on its argument that dividend policy is related to ordinary business operations of the Company. However, the Company disregards that the Staff has also taken the position that proposals that relate to dividend policy as opposed to specific amounts or mechanics and procedure of dividends cannot be excluded under the "ordinary business operations" exclusion. *See, e.g., Sonoma West Holdings, Inc.* (August 17, 2000) (proposal not relating to the form, method or procedure for dividend payments, and which does not relate to a specific amount of dividends, involves a matter of policy outside the realm of ordinary business operations and is not excludable); *Potlatch Corporation* (March 6, 2002) (proposal urging Board of Directors to prepare a report explaining company's past and current dividend policy and alternative plans for future dividends not excludable); *Drexler Technology Corporation* (August 23, 2001) (proposal to revise company's financial policy to include regular sharing of profit as dividends whenever conditions and measures of company growth and success

---

[1] It is important to note that by dividing up the sub-components into two separate proposals, the Company has taken it upon itself to conclude that the sub-parts are two proposals before the Staff has rendered a decision with respect to Part I of its No-Action Request.

make it possible not excludable).[2] Shirey's subpart (i) to the Proposal falls within this category because it neither specifies form, method, or procedure for payment of dividends nor does it relate to a specific amount of dividends, but instead asks the Board to re-evaluate the dividend policy as a whole and consider the other listed alternatives.

Finally, as stated before, it is important to emphasize that the theme of Shirey's Proposal is not dividends. Instead, Shirey recommends that the Company consider recapitalizing to maximize shareholder value and suggests an evaluation of and a possible change in the dividend policy as one potential way to achieve this goal. In an effort to misconstrue Shirey's Proposal, however, the Company has cited several No-Action letters in which the Staff has recognized that the payment of dividends is a core management function. The subpart to the Proposal, however, does not mandate the Board to any particular act with respect to the dividends. It has simply been included for purposes of providing one example or one possible way in which the Board could potentially recapitalize the Company. Shirey believes that the Company is overcapitalized and wishes the Board to *consider* its options to re-capitalize the Company for the benefit of its shareholders.

B. *Requesting Consideration of a Stock Repurchase Program That Does Not Specify Implementation Tactics Does Not Interfere with the Board's Authority to Govern "Ordinary Business Operations"*

Again, in this section, the Company re-emphasizes its earlier point that the implementation and mechanics of a stock repurchase program are areas that fall within the scope of ordinary business operations of the Company. Nevertheless, like the dividend policy subpart, this sub-part does not constitute a "proposal" standing on its own and does not attempt to define the mechanics of a stock repurchase program. In the majority of No-Action letters cited by the Company, the shareholder proponents were attempting to amend a stock repurchase plan to include very specific implementation tactics.[3] For example, in *Food Lion, Inc.*, the proposal included timing of the stock repurchase plan, specific amounts which the Company would be obligated to buy back and a suspension of payment of dividends. *Food Lion, Inc.* (February 22, 1996). In responding to Food Lion's No-Action Request, the Staff noted that the proposal relates to ordinary business transactions because it attempts to determine the terms and conditions of an existing stock repurchase plan. Shirey's Proposal can be distinguished from these cases because it requests the Board to consider a stock repurchase plan as a way to recapitalize the Company as opposed to setting forth specific criteria for implementation of such a plan.

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[2] See also Release No. 12999 (November 22, 1976), in which the Staff stated that in the past, "ordinary business operations" has been deemed to include matters which include significant policy, economic or other implications in them, but proposals of this nature, as well as others that have major implications, will in the future be considered beyond the scope of an issuer's ordinary business operations.

[3] *See The LTV Corporation* (February 15, 2000) (proposal to implement stock purchase program included designated amounts and prices); *Ford Motor Co.* (March 28, 2000) (proposal included specific amount of shares to be bought back by the company); *Pfizer, Inc.* (February 4, 2005) (proposal required the company to buy back $5 billion worth of shares in a given year); *Food Lion, Inc.* (February 22, 1996) (proposal included terms for existing stock repurchase plan).

Moreover, in certain circumstances, the Staff has allowed proposals relating to the stock repurchase plans to be included in proxy materials. *See, e.g., Ford Motor Company* (March 29, 2000) and *North Fork Bancorporation* (March 12, 1991) (Proposal requesting the Company to give consideration to repurchasing common stock under certain circumstances not excludable). For instance, in *Ford Motor Company*, the Staff did not exclude a proposal that requested the Board take the steps necessary to place a prior restraint of stockholder approval on Board decisions to buy stock of the Company. In making this conclusion, the Staff noted that "the proposal appeared to involve a matter of policy, rather than the specific terms and conditions of a stock repurchase plan or its implementation." *Ford Motor Company* (March 29, 2000). Hence, because subpart (ii) of Shirey's Proposal does not include specific implementation terms, it falls within this category and should not be excluded.

Finally, we note that the Company improperly states that the Proposal is an attempt to dictate how the Company should use its financial resources. Requesting the Board to "consider" or "re-evaluate" a plan is not the same as dictating or governing how the Company should use its financial resources. It is only making a recommendation to the Board as part of the recapitalization theme of the Proposal, which Shirey believes is necessary based on the recent poor financial performance of the Company and because the Company is overcapitalized.

CONCLUSION

Because the Company has misconstrued Shirey's Proposal, it has not satisfied its burden of proving that the Proposal can be excluded under Rules 14a-8(c) and (f) or Rule 14a-8(i)(7). Consequently, on behalf of Shirey, we hereby request that the Staff concur in her opinion that the Proposal should be included in the Company's 2006 Proxy Statement. To the extent the Staff feels that there are technical defects in the Proposal, we request the opportunity to discuss them with you and timely correct them. Please contact me at (412) 562-8425 if you have any questions or if you need any additional information.

Very truly yours,

Richard D. Rose

RDR/aem
Enclosures
cc: Sarah Steiner Shirey
Commercial National Financial Corporation
William T. Harvey, Esquire
Peena K. Patel, Esquire

TUCKER | ARENSBERG
Attorneys

William T. Harvey 412.594.5550
wharvey@tuckerlaw.com

January 19, 2006

VIA OVERNIGHT MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Commercial National Financial Corporation Omission of Shareholder Proposal of Sarah Steiner Shirey from Proxy Materials

Dear Ladies and Gentlemen:

We are writing on behalf of our client, Commercial National Financial Corporation, a Pennsylvania corporation (the "Company"), with regard to a shareholder proposal (the "Proposal") submitted to the Company by Sarah Steiner Shirey (the "Proponent") for inclusion in the Company's proxy statement and form of proxy ("Proxy Materials") for its 2006 annual meeting of shareholders.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposal from its Proxy Materials on the bases set forth below. We respectfully request, on behalf of the Company, that the staff of the Division of Corporation-Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to:

I. **Rules 14a-8(c) and (f), because the Proposal Contains More Than One Proposal; and**

II. **Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations.**

To the extent that any such reasons are based on matters of law, this letter constitutes an opinion of counsel in accordance with Rule 14a-8(j).

THE PROPOSAL

A copy of the Proposal, together with the Proponent's supporting statement, is attached to this letter as Exhibit A. The Company received the Proposal on December 13, 2005. The Proposal reads as follows:

"RESOLVED, that the Company's Board of Directors immediately consider a plan to recapitalize the Company focusing primarily on (i) a re-evaluation of the current dividend policy to consider a special dividend or increasing the amount of per share dividends distributed to shareholders on a quarterly basis and/or (ii) implementing a premium tender share repurchase of a substantial amount of the stock of the Company (a stock repurchase program)."

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing her of the Company's intention to omit the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive Proxy Materials with the Securities and Exchange Commission (the "Commission"). The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company or the undersigned, but not to the Proponent.

ANALYSIS

I. The Proposal Contains More Than One Proposal (Rules 14a-8(c) and (f))

Rule 14a-8(c) provides that each shareholder may submit no more than one proposal and an accompanying supporting statement to a company for a particular shareholders' meeting. The Proposal violates Rule 14a-8(c) because it contains two separate proposals. First, it contains a proposal recommending "a special dividend or increasing the amount of dividends ...distributed...quarterly." Second, it contains a proposal calling for implementation of a "stock repurchase program." The proponent attempts to turn these separate proposals into one by calling them part of a "plan to recapitalize the Company", but a proposal to undertake a special dividend or to increase the quarterly dividend is not within the standard meaning of a recapitalization. The only commonality of the proposals is that they are two suggestions, among many possible options, in dealing with the current financial situation that the Company finds itself in--the Company has more capital than is required by applicable federal capital adequacy regulations.

The Staff has consistently taken the position that substantially distinct proposals may not be considered a single proposal for purposes of Rule 14a-8(c) even where the proposals addressed what the proponent viewed as the same problem. *See, e.g., Fotoball USA, Inc.* (April 3, 2001) (proposals to require that the chairman be an independent director and require the formation of a shareholders' advisory committee constituted multiple proposals, even though they both addressed the problem of management's insulation from the shareholders); *Enova Corp.* (February 9, 1998) (proposals recommending that the directors take all steps necessary to amend the company's governing documents to (i) elect the entire board annually and (ii) have an independent lead director constituted multiple proposals, even though they both addressed the problem of management's insulation from the shareholders); and Allstate Corp. (January 29, 1997) (proposals to institute cumulative voting for directors and to avoid specified actions that could impair the effectiveness of cumulative voting constituted multiple proposals even though they both related to cumulative voting). When the Staff has permitted subparts to a single proposal those subparts have closely related to a single clearly defined action or concept set forth in the proposal, which is not the case in this Proposal.

Pursuant to Rule 14a-8(f), we notified Proponent, on behalf of the Company, that her Proposal did not comply with Rule 14a-8(c) because it contained more than one proposal. We also informed Proponent that she could correct her submission within 14 days of her receipt of our letter, which was delivered by certified mail to Proponent sent December 22, 2005. In response, we received a letter from Proponent's counsel, Buchanan Ingersoll, PC, dated January 4, in which they decline the opportunity to revise her Proposal. Copies of our December 22 letter and Proponent's January 4 response are attached hereto as Exhibit B and Exhibit C, respectively.

Therefore, the Company believes that the Proposal may be omitted from its Proxy Materials because the Proposal contains multiple proposals that are not related to a single specific concept and Proponent has failed to revise her Proposal to reduce the number of proposals to one in accordance with Rules 14a-8(c) and (f). Allowing Proponent to include two separate proposals in the Company's Proxy Materials under the guise of being one proposal would undermine the purpose of Rule 14a-8(c).

II. The Proposal is Excludable under Rule 14a-8(i)(7) because it Deals with Matters Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) allows a company to exclude a shareholder proposal that deals with a matter relating to a company's ordinary business operations. The ordinary business exclusion has "a fairly straightforward mission: to 'relieve the management of the necessity of including in its proxy material security holder proposals which relate to matters falling within the province of management.'" Release No. 34-39093 (September 19, 1997), citing Release No. 34-4950 (October 9, 1953). The Commission has stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998).

The Proposal requires the Company to "immediately consider a plan to recapitalize the Company focusing primarily on (i) a re-evaluation of the current dividend policy to consider a special dividend or increasing the amount of per share dividends distributed to shareholders on a quarterly basis and/or (ii) implementing a premium tender share repurchase."

Applicable Pennsylvania law expressly provides that "unless otherwise provided by statute or in a bylaw adopted by the shareholders," all general or other powers "vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every corporation shall be managed under the direction of, a board of directors." (15 Pa.C.S.A. Section 1721).

Under Pennsylvania law, the board of directors, unless restricted in the bylaws or articles, is specifically granted the power to authorize distributions, whether in the form of dividends or share repurchases. (See 15 Pa.C.S.A. Section 1551, and the definition of "distribution" in Section 1103). Neither the Company's Articles of Incorporation nor its bylaws give its shareholders the power to power to repurchase, redeem or otherwise reacquire shares or the power to declare dividends. In addition, 15 Pa.C.S.A. Section 1553 imposes personal liability on directors if they make distributions improperly. In summary, Pennsylvania law grants to the Company's board of directors the power to authorize distributions to the shareholders and imposes a personal obligation on the

directors to do so properly. It does not grant the shareholders the power to participate in that process.

A. The Company's dividend policy is related to its ordinary business operations under Rule 14a-8(i)(7)

A company's dividend policy involves, among other matters, consideration of the Company's financial health and requirements and regulatory concerns. The Staff has consistently recognized that matters regarding the declaration and payment of dividends are a core management function and deal with matters relating to the conduct of ordinary business operations of the company. *See e.g., M&F Worldwide Corp.* (March 29, 2000) (proposal requiring special committee to consider and implement actions relating to matters such as the repurchase of shares and cash dividends excludable as relating to the company's ordinary business operations); *Lockheed Martin Corp.* (Feb. 1, 1999) (proposal to require reinvestment of cash dividends excludable as relating to the company's ordinary business operations); *Food Lion, Inc.* (Feb. 22, 1996) (proposal to require expansion of company's stock repurchase program and suspension of the company's cash dividends excludable as relating to the company's ordinary business operations); *Monsanto Company* (February 23, 1976) (proposal to establish dividend of at least 50% of earnings in any given year excludable as relating to the company's ordinary business operations).

The Proponent's Supporting Statement advocates that "excess capital should be distributed to the shareholders in the form of regular or special dividends." As provided above, such considerations are within the discretion of a corporation's board of directors under Pennsylvania law. Further, the Company by virtue of being a bank holding company is subject to capital ratio minimums set forth by bank regulators. The Board of Directors has the responsibility to maintain those minimum capital ratios and to monitor conditions that could impair the Company's capital such as, underperforming investments, impaired assets, loan losses, general economic conditions, industry concentrations and changes in interest rates. In addition, the Memorandum of Understanding, which was reported in the Company's Form 8-K filing dated July 22, 2005, emphasizes the essential role of the Board of Directors and management in making decisions regarding capital, operations, and interest rate risk.

B. The implementation and/or mechanics of share repurchase Share Repurchase Program are related to the Company's ordinary business operations under Rule 14a-8(i)(7).

The Staff has also consistently found that proposals relating to the specifics, mechanics or implementation of a share repurchase program are excludable under Rule 14a-8(i)(7) as relating to the ordinary business operations of a company. In *Pfizer Inc.* (February 4, 2005) the Staff permitted the exclusion of a proposal regarding the implementation of a share repurchase program pursuant to Rule 14a-8(i)(7). *See, also, Food Lion, Inc.* (Feb. 22, 1996) (share repurchase proposal that was related to the company's cash dividend program excludable as relating to the company's ordinary business operations); *M&F Worldwide Corp.* (Mar. 29, 2000) (proposal requiring special committee of the board of directors to consider and implement actions relating to matters such as the repurchase of shares and cash dividends excludable as relating to the company's ordinary business operations); *Ford Motor Co.* (Mar. 28, 2000) (proposal to implement a share repurchase program excludable as relating to the company's ordinary business operations); *LTV Corp.* (Feb. 15, 2000) (proposal to implement a share repurchase program with designated amounts and prices excludable as relating to the company's ordinary business operations).

The Proposal illustrates the type of interference with the conduct of ordinary business operations that Rule 14a-8(i)(7) is designed to prohibit. The Proposal attempts to dictate to the board of directors how the business operations of the Company should be managed, including how the Company should use its financial resources. Dividend and capital management policy falls within the confines of management discretion precisely because it is "of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Exchange Act Release No. 34-12999. In fact, the Company has previously adopted, and currently has in place, a stock repurchase program that gives management discretion to repurchase on the open market, (subject to certain restrictions) up to 360,000 shares of its common stock. The Company has already repurchased 222,054 shares under this program and continues to repurchase shares when management, in its discretion, deems such share repurchase appropriate. Such decisions are made in the ordinary course of management's capital management duties. The Commission's proxy rules recognize that it is neither practicable nor necessary to involve the Company's shareholders in the consideration of such business decisions.

Therefore, the Company believes that the Proposal may be omitted from its Proxy Materials because matters such as the Company's dividend policy and/or the implementation of a share repurchase program are related to its ordinary business operations under Rule 14a-8(i)(7).

CONCLUSION

For the reasons stated above, the Company believes that the Proposal may be properly excluded as containing more than one proposal, or in the alternative as relating to ordinary business matters under Rule 14a-8(i)(7).

We hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's Proxy Materials and would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to contact William T. Harvey of our office with any questions at (412) 594-5550.

Sincerely,

TUCKER ARENSBERG, P.C.

William T. Harvey

c: Sarah Steiner Shirey
Richard D. Rose, Esquire

WTH:cr
BE:221151-2 021342-126684

EXHIBIT A

Sarah Steiner Shirey, 831 Youngstown Ridge Road, Latrobe, PA 15650, who is the beneficial owner of **37,596** shares of common stock of the Company, submits the following proposal to be presented and voted upon at the Annual Meeting.

Proposal

"RESOLVED, that the Company's Board of Directors immediately consider a plan to recapitalize the Company focusing primarily on (i) a re-evaluation of the current dividend policy to consider a special dividend or increasing the amount of per share dividends distributed to shareholders on a quarterly basis and/or (ii) implementing a premium tender share repurchase of a substantial amount of the stock of the Company (a stock repurchase program)."

Supporting Statement

The Company is currently overcapitalized and the Board has no immediate plans to use this capital for purposes of expansion into other market segments. Rather, the Board's strategy has been to focus on enhancing the Company's core competencies. This plan is evidenced by a press release dated December 21, 2004, in which the Company's President stated "The Board of Directors' business strategy continues to concentrate on growing its core banking business of loans and deposits while supplementing those services with trust and asset management related fee revenue.. If the Company has no immediate plans to expand into other service areas, then the excess capital should be distributed to the shareholders in the form of regular and/or special dividends.

Also, because the Board has no immediate plans to utilize excess funds-, it would be in the best interest of the shareholders for the Company to implement a stock repurchase program to buy back a certain number of shares. Since 2003 the stock price of the Company has been steadily declining. Specifically, at January 1, 2004 the stock price was $26.21 as compared to only $19.00 at November 30, 2005. Using the Company's excess capital to repurchase shares (as opposed to investing in other securities or making other capital investments) would send a positive signal to investors that the Company is financially strong and believes that its own stock is the best investment it could make thereby resulting in increasing the stock price. In addition to enhancing stock value, a stock repurchase program could help to maximize shareholder value by raising after-tax shareholder returns and optimizing the Company's capital structure.

During the seven business quarters ending since January 1, 2004, the Company has reported uneven and declining financial performance results including, reduced operating earnings and dividends. If the Board's goal is, as it states, to "enhance the long-term interests of all the corporations' shareholders", it should consider recapitalizing the Company. Repurchasing stock of the Company and distributing excess capital to the shareholders would result in improving the Company's capital structure and potentially increasing the stock price.

A vote FOR this proposal would best serve the best interest of the Company's shareholders.

From: Origin ID: (412)566-1212
Gary S. Regan, Esquire

Tucker Arensberg, P.C.
1500 One PPG Place
Pittsburgh, PA 15222

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Buchanan Ingersoll PC
ATTORNEYS

One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410
T 412 562 8800
F 412 562 1041
www.buchananingersoll.com

February 16, 2006

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: *Counter-Response to Commercial National Financial Corporation's (the "Company") Response Concerning Shareholder Proposal Requesting the Board to consider Recapitalizing the Company (the "Proposal") submitted by Sarah Steiner Shirey ("Shirey")*

Dear Ladies and Gentlemen:

We are writing on behalf of our client, Shirey, and in response to the Company's letter dated February 10, 2006 to the staff of the Division of Corporation Finance (the "Staff") (the "Company's Response") reiterating its position in the no-action request letter dated January 19, 2006 ("No-Action Request") that it may exclude the Proposal submitted by Shirey from the Company's proxy materials for its 2006 annual meeting of the shareholders. A copy of the Company's Response is attached hereto as Exhibit A.

Pursuant to Rule 14a-8(k), six (6) paper copies of this response are included and a copy has been provided to the Company. We are also attaching to this counter-response a copy of our original response letter dated February 3, 2006 ("Shirey's Response") as Exhibit B and the Company's No-Action Request as Exhibit C, to which a copy of the Proposal and supporting statement is attached.

The Proposal reads as follows:

"RESOLVED, that the Company's Board of Directors immediately consider a plan to recapitalize the Company focusing primarily on (i) a re-evaluation of the current dividend policy to consider a special dividend or increasing the amount of per share dividends distributed to shareholders on a quarterly basis and/or (ii) implementing a premium tender share repurchase of a substantial amount of the stock of the Company (a stock repurchase program)."

In the Company's Response, the Company reiterates its two (2) arguments supporting its view that it may omit the Proposal from the Proxy Materials. In this counter-response, we, however, re-emphasize that the Company fails to adequately satisfy its burden of showing that (i) the Proposal deals with two separate matters, and (ii) the subparts of the Proposal relate to "ordinary business operations". Therefore, we again respectfully request the Staff to confirm that it is unable to concur with the Company's view and that the Proposal should be included in the Company's 2006 Proxy Statement.

I. The Proposal is Only One Proposal as Required by Rule 14a-8(c)

We reaffirm our view that the Proposal does not contain two (2) separate Proposals, but rather it is one (1) Proposal that includes multiple related components. In the Company's Response, the Company offers no additional argument or reasoning to rebut our position that the Proposal is one proposal with multiple components that are "closely related and essential to a single well-defined unifying concept" of recapitalization. In Shirey's Response, we argued that the Proposal deals with recapitalization, and the sub-parts aim to provide specific examples or suggestions by which the Company can achieve the goal of recapitalization. Although the Proposal requests that the Board consider these options, it is also not restricted from pursuing other means in which to achieve this goal. To support our statements, we discussed several no-action letters, including *Computer Horizons, Corp.* (April 1, 1993) and *Todd Shipyards Corp.* (August 13, 1992), in which the Staff concluded that the proposals could not be excluded because they provided examples or suggestions to implement those proposals. Rather than addressing or attempting to distinguish the Proposal from those cases in which the Staff has made exceptions, the Company merely reiterates its position as already stated in its No-Action Request. Because the Company's Response provides no further insight with respect to this issue, we re-emphasize that the Company has failed to adequately address the idea that Shirey's Proposal is one Proposal with multiple related components. As a result, the Company has failed to meet its burden of proving that the Proposal contains more than one Proposal under Rules 14a-8(c) and (f).

II. The Proposal Does Not Deal with Ordinary Business Operations

The Proposal's subcomponents deal with reconsidering the overall policy on dividends and share repurchase and thus, do no fall within the ordinary business operations exception. In the Company's Response, the Company states that a proposal can be excluded if all or even a part of the proposal addresses matters outside of a company's ordinary business operations and lists various no-action letters that stand for this proposition, some of which are the same letters cited to in its original No-Action Request.[1] As we stated in Shirey's Response, in most of these no-action letters, however, part of the proposal included specific implementation tactics.[2] Again,

---

[1] The other letters listed are factually distinct in that they deal with issues unrelated to Shirey's Proposal, and in one case, the proposal was excluded on different grounds. See, *e.g.*, *E*Trade Group, Inc.* (October 31, 2000) (excluding a proposal dealing with bonuses, options, sale of company, other mechanisms to increase value on the basis that the proponent failed to show that he was eligible); *Kmart Corporation* (March 12, 1999) (proposal dealing with reporting on very specific employee labor and wage laws excluded); *Wal-Mart Stores, Inc.* (March 15, 1999) (proposal dealing with reporting on very specific employee labor and wage laws excluded)

[2] *See The LTV Corporation* (February 15, 2000) (proposal to implement stock purchase program included designated amounts and prices); *Ford Motor Co.* (March 28, 2000) (proposal included specific amount of shares to be bought back by the company); *Pfizer, Inc.* (February 4, 2005) (proposal required the company to buy back $5 billion worth of shares in a given year); *Food Lion, Inc.* (February 22, 1996) (proposal included terms for existing stock repurchase plan).

we emphasize that recognizing that the decision to implement and actual implementation of these policies is well-within the Board's powers, Shirey's Proposal requests that the Board consider and re-evaluate the current policy on dividends and stock repurchase. The subparts to the Proposal do not mandate the Board to any particular act with respect to the dividends and/or share repurchase and the supporting statement provides advantages of each of these suggestions, but the Board is free to consider other options for recapitalizing the Company. As we discussed in Shirey's Response, these broad policy matters fall outside the scope of ordinary business operations, and the Staff has in the past concluded proposals of this nature cannot be excluded.[3]

CONCLUSION

The Company has not satisfied its burden of proving that the Proposal can be excluded under Rules 14a-8(c) and (f) or Rule 14a-8(i)(7). Consequently, on behalf of Shirey, we hereby again respectfully request that the Staff concur in her opinion that the Proposal should be included in the Company's 2006 Proxy Statement. To the extent the Staff feels that there are technical defects in the Proposal, we request the opportunity to discuss them with you and timely correct them. Please contact me at (412) 562-8425 if you have any questions or if you need any additional information.

Very truly yours,

Richard D. Rose

RDR/aem
Enclosures
cc: Louis Steiner
Commercial National Financial Corporation
Peena K. Patel, Esquire
William T. Harvey, Esquire

---

[3] *See, e.g.*, *Sonoma West Holdings, Inc.* (August 17, 2000) (proposal not relating to the form, method or procedure for dividend payments, and which does not relate to a specific amount of dividends, involves a matter of policy outside the realm of ordinary business operations and is not excludable); *Potlatch Corporation* (March 6, 2002) (proposal urging Board of Directors to prepare a report explaining company's past and current dividend policy and alternative plans for future dividends not excludable); *Drexler Technology Corporation* (August 23, 2001) (proposal to revise company's financial policy to include regular sharing of profit as dividends whenever conditions and measures of company growth and success make it possible not excludable); *North Fork Bancorporation* (March 12, 1991) (proposal requesting the Company to give consideration to repurchasing common stock under certain circumstances not excludable); *Ford Motor Company* (March 29, 2000) (proposal involving a matter of policy, rather than the specific terms and conditions of a stock repurchase plan or its implementation not excludable).

Exhibit A

"Company's Response"

TUCKER | ARENSBERG
Attorneys

William T. Harvey 412.594.5550
wharvey@tuckerlaw.com

February 10, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 1 7 2006
WASH, D.C.
185

VIA OVERNIGHT MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Commercial National Financial Corporation Omission of Shareholder Proposal of Sarah Steiner Shirey from Proxy Materials*

Ladies and Gentlemen:

We are writing on behalf of our client, Commercial National Financial Corporation, a Pennsylvania corporation (the "Company"), in response to the letter dated February 3, 2006 (the "Shirey Response") on behalf of Sarah Steiner Shirey (the "Proponent") to the Securities and Exchange Commission (the "Commission") addressing our no-action request letter to the Commission dated January 19, 2006 (the "No-Action Request"). A copy of the Shirey Response is attached hereto as Exhibit A. A copy of the No-Action Request is attached hereto as Exhibit B.

We hereby reiterate to the Commission the Company's intent to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8, promulgated by the Commission under the Securities Exchange Act of 1934, as amended. We respectfully repeat the Company's request, set forth in the No-Action Request that the Staff of the Division of Corporation Finance confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials for the reasons set forth in the No-Action Request, as supplemented below.

The Proposal

A copy of the Proposal, together with the Proponents' supporting statement, was attached to the No-Action Request. The Proposal reads as follows:

> RESOLVED, that the Company's Board of Directors immediately consider a plan to recapitalize the Company focusing primarily on (i) a re-evaluation of the current dividend policy to consider a special dividend or increasing the amount of per share dividends distributed to shareholders on a quarterly basis and/or (ii) implementing a premium tender share repurchase of a substantial amount of the stock of the Company (a stock repurchase program).

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this response and its attachments. A copy of this letter has been furnished to the Proponent and his counsel as required by Rule 14a-8(j)(1).

The Proposal deals with two separate and distinct matters.

The Company reaffirms its belief that the Proposal as currently written consists of two separate proposals that are not related to a single specific concept and is excludable under Rules 14a-8(c) and (f).

The Proposal states specifically that the Company is to focus primarily on (i) a special dividend or increase in the amount of per share dividends distributed to shareholders on a quarterly basis and/or (ii) a stock repurchase program. Although one of the effects of each of these proposals would arguably reduce the operating capital of the Company, the proposals are calling for distinct and essentially unrelated actions.

Even when considered as a single proposal, the Proposal may be omitted as dealing with a matter relating to the ordinary business operations of the Company.

Assuming arguendo that the Staff concludes that the Proposal consists of two aspects of a single proposal under the concept of recapitalization, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(7) as relating to ordinary business operations of the Company.

It is well-settled that a proposal that relates even in part to ordinary business matters may be excluded in its entirety, even though the proposal also addresses matters outside the scope of the Company's ordinary business operations. *See, e.g., E*Trade Group, Inc.* (October 31, 2000) (granting no-action relief to exclude an entire proposal where two out of four of the mechanisms suggested therein implicated ordinary business matters); *Associated Estates Realty Corp.* (March 23, 2000); *ConAgra Foods, Inc.* (July 19, 2002); *M&F Worldwide Corp.* (March 29, 2000); *The Warnaco Group, Inc.* (March 12, 1999); *Wal-Mart Stores, Inc.* (March 15, 1999); *Kmart Corporation* (March 12, 1999); and *Z-Seven Fund, Inc.*(November 3, 1999).

Broad decisions such as whether or not to require shareholder approval before implementing a stock repurchase plan are outside the ordinary business operations exception. *See Ford Motor Co.* (March 29, 2000). Decisions regarding the implementation and operations of such plans, however, are a core management function and deal with matters relating to the conduct of ordinary business operations of the company. *See e.g., Pfizer, Inc.* (February 4, 2005) (proposal for an increase in dividends rather than a stock repurchase program involved matters relating to the company's ordinary business operations); *M&F Worldwide Corp.* (Mar. 29, 2000) (proposal requiring special committee of the board of directors to consider and implement actions relating to matters such as the repurchase of shares and cash dividends excludable as relating to the company's ordinary business operations); *Lockheed Martin Corp.* (Feb. 1, 1999) (proposal to require reinvestment of cash dividends); *Food Lion, Inc.* (Feb. 22, 1996) (proposal to require expansion of company's stock repurchase program and corresponding suspension of the company's cash dividends).

In light of well-established precedent, the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal necessarily involves core management functions, which touch on policy matters as well as ordinary business operations. This interpretation of the Proposal is especially apt when read together with the Proposal's supporting statement, which focuses on ordinary business functions such as Board strategy, the benefits of such programs, and financial performance.

CONCLUSION

For the reasons stated above, and those stated in our letter to the Commission of January 19, 2006, the Company believes that the Shirey Proposal may be omitted from the proxy materials for the Company's 2006 Meeting scheduled to be held on [DATE].

We hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's Proxy Materials and would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to contact William T. Harvey of our office with any questions at (412) 594-5550.

Sincerely,

TUCKER ARENSBERG, P.C.

William T. Harvey

c: Sarah Steiner Shirey
Richard D. Rose, Esquire

WTH:cr

BUS_EST:222439-1 021342-126684

<u>Exhibit B</u>

"Shirey's Response"

Buchanan Ingersoll PC
ATTORNEYS

One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410
T 412 562 8800
F 412 562 1041
www.buchananingersoll.com

February 3, 2006

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Response to Commercial National Financial Corporation's (the "Company") Request for No-Action Advice Concerning Shareholder Proposal Requesting the Board to consider Recapitalizing the Company (the "Proposal") submitted by Sarah Steiner Shirey ("Shirey")

Dear Ladies and Gentlemen:

We are writing on behalf of our client, Shirey, and in response to the Company's request that the staff of the Division of Corporation Finance (the "Staff") concur that it may exclude the Proposal ("No-Action Request") submitted by Shirey from the Company's proxy materials for its 2006 annual meeting of the shareholders.

Pursuant to Rule 14a-8(k), six (6) paper copies of this response are included and a copy has been provided to the Company. We are also attaching to this response a copy of the Company's No-Action Request as Exhibit A, a copy of the Proposal and supporting statement as Exhibit B, and copies of the letters exchanged between both parties as Exhibit C. This letter may be considered to be an opinion of counsel as it relates to Pennsylvania law.

The Proposal reads as follows:

"RESOLVED, that the Company's Board of Directors immediately consider a plan to recapitalize the Company focusing primarily on (i) a re-evaluation of the current dividend policy to consider a special dividend or increasing the amount of per share dividends distributed to shareholders on a quarterly basis and/or (ii) implementing a premium tender share repurchase of a substantial amount of the stock of the Company (a stock repurchase program)."

In the Company's No-Action Request, it offers two (2) arguments supporting its view that it may omit the Proposal from the Proxy Materials. As demonstrated below, however, the Company fails to adequately satisfy its burden of showing that (i) the Proposal is more than one (1) proposal under Rules 14a-8(c) and (f), and (ii) the subparts of the Proposal relate to "ordinary

business operations" as provided in Rule 14a-8(i)(7). Therefore, we respectfully request the Staff to confirm that it is unable to concur with the Company's view and that the Proposal should be included in the Company's 2006 Proxy Statement.

I. The Proposal is Only One Proposal as Required by Rule 14a-8(c)

The Proposal does not contain two (2) separate proposals, but rather it is one (1) proposal that includes multiple related components. While the Company argues that the Staff has consistently taken the position that substantially distinct proposals may not be considered one (1) proposal, it fails to sufficiently recognize that the Staff has allowed shareholders to include multiple components that are "closely related and essential to a single well-defined unifying concept." *See e.g., Quality Systems* (June 9, 1999) (proposal to add a new section to the Company's by-laws requiring, among other things, that the chairman of the Board be an "independent director" and at least 75% of the directors on the Board be "independent directors" could not be excluded); *American Int'l Group, Inc.* (March 17, 2005) (proposal requesting that by-laws be amended to require that (i) the Board's chairperson be an independent director and (ii) the Board nominate independent directors that, if elected by the shareholders would constitute 2/3 of the Board, could not be excluded); *Lockheed Corporation* (March 11, 1994) (proposal requesting that the Management Incentive Compensation Plan be suspended and employees be reinstated and in the meantime, compensation be tied to 1993 with certain amendments, could not be excluded); *Westinghouse Electric Corp.* (January 25, 1995) (proposal specifying various different and unrelated ways to limit executive compensation could not be excluded); *Todd Shipyards Corp.* (August 13, 1992) (proposal including elements of retaining an independent investment bank and establishing a committee of independent directors to consider and recommend to the Board best available offers for merger or sale could not be excluded); *Computer Horizons, Corp.* (April 1, 1993) (proposal requesting the Board to take all steps to modify or terminate each, plan, contract or arrangement that would significantly disadvantage potential buyers of the company, including certain plans and contracts specified in the proposal, could not be excluded).

Specifically, in *Computer Horizons*, the proposal included definitional elements related to (i) a termination of the company's shareholder rights plan, (ii) amending change of control agreements with officers and directors, and (ii) eliminating other steps which might impede takeover. The company argued that the proposal was really an attempt to eliminate various things, including eliminating the company's rights plan and the so-called golden parachutes. The shareholder, on the other hand, emphasized that the proposal was aimed at only one concept, the removal of takeover defenses, and provided various ways in which to achieve the goal. The Staff agreed that the proposal could not be excluded because the elements of the proposal related to the single concept of eliminating anti-takeover defenses. Likewise, in *Todd Shipyards*, the proposal requested that the company proceed to effect a merger or sale of the company and included two suggestions to implement this plan – hiring an investment banker to solicit offers and establishing a committee to evaluate offers. The Staff concluded that the proposal could not be excluded because the two subparts are only suggestions to implement the proposal.

Shirey's Proposal is similar to those submitted by the shareholders in the No-Action letters cited above because its theme focuses on only one concept – recapitalization of the Company. In listing out the two components in this Proposal, Shirey provides specific examples by which the Company can achieve the goal of recapitalization. While the Proposal requests that the Board consider these options, it is also not restricted from pursuing other means in which to achieve this goal. Even the Company acknowledges, as stated in its No-Action Request that the subparts are "two suggestions, among many possible options," in dealing with recapitalizing the Company. Also, without the subparts, it would be difficult to understand that the Proposal's purpose is to address the fact that the Company is overcapitalized. In other words, because "recapitalization" can be interpreted in other contexts, *e.g.*, reclassification of the stock structure of a company, without the subparts, the intended purpose of the Proposal, which is to address the issue of Company's excess capital, would be unclear. The two sub-parts are thus related to the single concept of recapitalizing the Company.

Furthermore, it should be noted that in our letter to the Company dated January 4, 2006, we listed several the No-Action letter discussed above, which use definitional elements or examples necessary to implement the Proposal. Instead of discussing, addressing, responding to, or even citing to the Staff's position in these letters, the Company cites to other unrelated letters for the proposition that substantially distinct proposals may not be considered a single proposal. The letters cited by the Company, however, are not similar to the Proposal at issue here because the elements in those proposals did not relate to a single concept. For example, the Company cites to *Fotoball USA, Inc.* (April 3, 2001) in its No-Action Request, but in *Fotoball*, it was obvious that the shareholder had submitted three (3) Proposals relating to three distinct and unrelated topics – sale of the company, independent directors, and the formation of an advisory committee. These topics were not even tied to a unifying concept, but instead, each was followed by its own separate supporting statement. Because the Company neglected to adequately address the idea that Shirey's Proposal is one proposal with multiple related components, the Company has failed to meet its burden of proving that the Proposal contains more than one proposal under Rules 14a-8(c) and (f).

In addition, while the Company states that we declined the opportunity to revise the Proposal, as indicated in our letter to the Company dated January 4, 2006 and in conversations with the Company's counsel, we invited the opportunity to change the wording to ease the Company's concern. The Company did not take advantage of this opportunity.

Consequently, because Shirey's Proposal includes definitional elements that are tied to the unifying concept of recapitalization and the Company has failed to satisfy its burden of showing that it is more than one (1) proposal, it should be included in the Company's proxy statement.

II. The Proposal Does Not Deal with Ordinary Business Operations and It Does Not Violate Pennsylvania Law

The Company makes the argument that the subparts of the Proposal requesting the Company to re-evaluate the dividend policy and consider a stock repurchase program, violate the

"ordinary business operations" rule and Pennsylvania law, but in making this argument, the Company misinterprets the purpose of the subparts. We acknowledge that the Staff has recognized that ordinary business problems should be handled by management and Pennsylvania law specifically grants the Board of Directors the power to declare dividends. The Proposal, however, neither mandates that the Board declare any amount of dividends nor does it obligate the Company to implement a stock repurchase program. Instead, the Proposal lists these as two (2) possible options for purposes of aiding the Board with respect to recapitalizing the Company. They are both merely sub-elements included to provide guidance to the one (1) concept of considering recapitalization of the Company. And, in listing them out, the Proposal requests the Board consider the excess capital issue by exercising the authority granted to it under Pennsylvania law to re-evaluate the current policy on dividends and stock repurchase. Therefore, they cannot be characterized as separate "proposals" standing on their own, and should not be excluded under the "ordinary business operations" Rule 14a-8(i)(7).[1]

Moreover, the Company's concern raised with respect to Sections 1551 and 1553 of the Pennsylvania statutes on the Board's power to authorize dividends and personal liability of directors for improper distribution of dividends is irrelevant. The fact that Pennsylvania law imposes personal liability on directors if they *distribute* dividends improperly does not relate in any way to the overall policy on dividends or share repurchase. In addition, the Proposal requesting the Board to re-evaluate the dividend policy in no way usurps the Board's authority and power to declare dividends. On the contrary, by asking the Board to *consider* and *re-evaluate* these policies, it recognizes that the actual implementation is solely within the Board's authority. Thus, the issues raised by the Company with respect to personal liability of the directors and the Board's authority are irrelevant and should not be the basis for excluding Shirey's Proposal.

A. *Re-evaluation of the Company's Dividend "Policy" Does Not Fall Within "Ordinary Business Operations" Exception*

The Company further elaborates on its argument that dividend policy is related to ordinary business operations of the Company. However, the Company disregards that the Staff has also taken the position that proposals that relate to dividend policy as opposed to specific amounts or mechanics and procedure of dividends cannot be excluded under the "ordinary business operations" exclusion. *See, e.g., Sonoma West Holdings, Inc.* (August 17, 2000) (proposal not relating to the form, method or procedure for dividend payments, and which does not relate to a specific amount of dividends, involves a matter of policy outside the realm of ordinary business operations and is not excludable); *Potlatch Corporation* (March 6, 2002) (proposal urging Board of Directors to prepare a report explaining company's past and current dividend policy and alternative plans for future dividends not excludable); *Drexler Technology Corporation* (August 23, 2001) (proposal to revise company's financial policy to include regular sharing of profit as dividends whenever conditions and measures of company growth and success

---

[1] It is important to note that by dividing up the sub-components into two separate proposals, the Company has taken it upon itself to conclude that the sub-parts are two proposals before the Staff has rendered a decision with respect to Part I of its No-Action Request.

make it possible not excludable).[2] Shirey's subpart (i) to the Proposal falls within this category because it neither specifies form, method, or procedure for payment of dividends nor does it relate to a specific amount of dividends, but instead asks the Board to re-evaluate the dividend policy as a whole and consider the other listed alternatives.

Finally, as stated before, it is important to emphasize that the theme of Shirey's Proposal is not dividends. Instead, Shirey recommends that the Company consider recapitalizing to maximize shareholder value and suggests an evaluation of and a possible change in the dividend policy as one potential way to achieve this goal. In an effort to misconstrue Shirey's Proposal, however, the Company has cited several No-Action letters in which the Staff has recognized that the payment of dividends is a core management function. The subpart to the Proposal, however, does not mandate the Board to any particular act with respect to the dividends. It has simply been included for purposes of providing one example or one possible way in which the Board could potentially recapitalize the Company. Shirey believes that the Company is overcapitalized and wishes the Board to *consider* its options to re-capitalize the Company for the benefit of its shareholders.

B. *Requesting Consideration of a Stock Repurchase Program That Does Not Specify Implementation Tactics Does Not Interfere with the Board's Authority to Govern "Ordinary Business Operations"*

Again, in this section, the Company re-emphasizes its earlier point that the implementation and mechanics of a stock repurchase program are areas that fall within the scope of ordinary business operations of the Company. Nevertheless, like the dividend policy subpart, this sub-part does not constitute a "proposal" standing on its own and does not attempt to define the mechanics of a stock repurchase program. In the majority of No-Action letters cited by the Company, the shareholder proponents were attempting to amend a stock repurchase plan to include very specific implementation tactics.[3] For example, in *Food Lion, Inc.*, the proposal included timing of the stock repurchase plan, specific amounts which the Company would be obligated to buy back and a suspension of payment of dividends. *Food Lion, Inc.* (February 22, 1996). In responding to Food Lion's No-Action Request, the Staff noted that the proposal relates to ordinary business transactions because it attempts to determine the terms and conditions of an existing stock repurchase plan. Shirey's Proposal can be distinguished from these cases because it requests the Board to consider a stock repurchase plan as a way to recapitalize the Company as opposed to setting forth specific criteria for implementation of such a plan.

---

[2] See also Release No. 12999 (November 22, 1976), in which the Staff stated that in the past, "ordinary business operations" has been deemed to include matters which include significant policy, economic or other implications in them, but proposals of this nature, as well as others that have major implications, will in the future be considered beyond the scope of an issuer's ordinary business operations.

[3] *See The LTV Corporation* (February 15, 2000) (proposal to implement stock purchase program included designated amounts and prices); *Ford Motor Co.* (March 28, 2000) (proposal included specific amount of shares to be bought back by the company); *Pfizer, Inc.* (February 4, 2005) (proposal required the company to buy back $5 billion worth of shares in a given year); *Food Lion, Inc.* (February 22, 1996) (proposal included terms for existing stock repurchase plan).

Moreover, in certain circumstances, the Staff has allowed proposals relating to the stock repurchase plans to be included in proxy materials. *See, e.g., Ford Motor Company* (March 29, 2000) and *North Fork Bancorporation* (March 12, 1991) (Proposal requesting the Company to give consideration to repurchasing common stock under certain circumstances not excludable). For instance, in *Ford Motor Company*, the Staff did not exclude a proposal that requested the Board take the steps necessary to place a prior restraint of stockholder approval on Board decisions to buy stock of the Company. In making this conclusion, the Staff noted that "the proposal appeared to involve a matter of policy, rather than the specific terms and conditions of a stock repurchase plan or its implementation." *Ford Motor Company* (March 29, 2000). Hence, because subpart (ii) of Shirey's Proposal does not include specific implementation terms, it falls within this category and should not be excluded.

Finally, we note that the Company improperly states that the Proposal is an attempt to dictate how the Company should use its financial resources. Requesting the Board to "consider" or "re-evaluate" a plan is not the same as dictating or governing how the Company should use its financial resources. It is only making a recommendation to the Board as part of the recapitalization theme of the Proposal, which Shirey believes is necessary based on the recent poor financial performance of the Company and because the Company is overcapitalized.

CONCLUSION

Because the Company has misconstrued Shirey's Proposal, it has not satisfied its burden of proving that the Proposal can be excluded under Rules 14a-8(c) and (f) or Rule 14a-8(i)(7). Consequently, on behalf of Shirey, we hereby request that the Staff concur in her opinion that the Proposal should be included in the Company's 2006 Proxy Statement. To the extent the Staff feels that there are technical defects in the Proposal, we request the opportunity to discuss them with you and timely correct them. Please contact me at (412) 562-8425 if you have any questions or if you need any additional information.

Very truly yours,

Richard D. Rose

RDR/aem
Enclosures
cc: Sarah Steiner Shirey
Commercial National Financial Corporation
William T. Harvey, Esquire
Peena K. Patel, Esquire

<u>Exhibit C</u>

"Company's No-Action Request"

TUCKER | ARENSBERG
Attorneys

William T. Harvey 412.594.5550
wharvey@tuckerlaw.com

January 19, 2006

VIA OVERNIGHT MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Commercial National Financial Corporation Omission of Shareholder Proposal of Sarah Steiner Shirey from Proxy Materials

Dear Ladies and Gentlemen:

We are writing on behalf of our client, Commercial National Financial Corporation, a Pennsylvania corporation (the "Company"), with regard to a shareholder proposal (the "Proposal") submitted to the Company by Sarah Steiner Shirey (the "Proponent") for inclusion in the Company's proxy statement and form of proxy ("Proxy Materials") for its 2006 annual meeting of shareholders.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposal from its Proxy Materials on the bases set forth below. We respectfully request, on behalf of the Company, that the staff of the Division of Corporation-Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to:

I. Rules 14a-8(c) and (f), because the Proposal Contains More Than One Proposal; and

II. Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations.

To the extent that any such reasons are based on matters of law, this letter constitutes an opinion of counsel in accordance with Rule 14a-8(j).

THE PROPOSAL

A copy of the Proposal, together with the Proponent's supporting statement, is attached to this letter as Exhibit A. The Company received the Proposal on December 13, 2005. The Proposal reads as follows:

> "RESOLVED, that the Company's Board of Directors immediately consider a plan to recapitalize the Company focusing primarily on (i) a re-evaluation of the current dividend policy to consider a special dividend or increasing the amount of per share dividends distributed to shareholders on a quarterly basis and/or (ii) implementing a premium tender share repurchase of a substantial amount of the stock of the Company (a stock repurchase program)."

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing her of the Company's intention to omit the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive Proxy Materials with the Securities and Exchange Commission (the "Commission"). The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company or the undersigned, but not to the Proponent.

ANALYSIS

I. The Proposal Contains More Than One Proposal (Rules 14a-8(c) and (f))

Rule 14a-8(c) provides that each shareholder may submit no more than one proposal and an accompanying supporting statement to a company for a particular shareholders' meeting. The Proposal violates Rule 14a-8(c) because it contains two separate proposals. First, it contains a proposal recommending "a special dividend or increasing the amount of dividends ...distributed...quarterly." Second, it contains a proposal calling for implementation of a "stock repurchase program." The proponent attempts to turn these separate proposals into one by calling them part of a "plan to recapitalize the Company", but a proposal to undertake a special dividend or to increase the quarterly dividend is not within the standard meaning of a recapitalization. The only commonality of the proposals is that they are two suggestions, among many possible options, in dealing with the current financial situation that the Company finds itself in--the Company has more capital than is required by applicable federal capital adequacy regulations.

The Staff has consistently taken the position that substantially distinct proposals may not be considered a single proposal for purposes of Rule 14a-8(c) even where the proposals addressed what the proponent viewed as the same problem. *See, e.g., Fotoball USA, Inc.* (April 3, 2001) (proposals to require that the chairman be an independent director and require the formation of a shareholders' advisory committee constituted multiple proposals, even though they both addressed the problem of management's insulation from the shareholders); *Enova Corp.* (February 9, 1998) (proposals recommending that the directors take all steps necessary to amend the company's governing documents to (i) elect the entire board annually and (ii) have an independent lead director constituted multiple proposals, even though they both addressed the problem of management's insulation from the shareholders); and Allstate Corp. (January 29, 1997) (proposals to institute cumulative voting for directors and to avoid specified actions that could impair the effectiveness of cumulative voting constituted multiple proposals even though they both related to cumulative voting). When the Staff has permitted subparts to a single proposal those subparts have closely related to a single clearly defined action or concept set forth in the proposal, which is not the case in this Proposal.

Pursuant to Rule 14a-8(f), we notified Proponent, on behalf of the Company, that her Proposal did not comply with Rule 14a-8(c) because it contained more than one proposal. We also informed Proponent that she could correct her submission within 14 days of her receipt of our letter, which was delivered by certified mail to Proponent sent December 22, 2005. In response, we received a letter from Proponent's counsel, Buchanan Ingersoll, PC, dated January 4, in which they decline the opportunity to revise her Proposal. Copies of our December 22 letter and Proponent's January 4 response are attached hereto as Exhibit B and Exhibit C, respectively.

Therefore, the Company believes that the Proposal may be omitted from its Proxy Materials because the Proposal contains multiple proposals that are not related to a single specific concept and Proponent has failed to revise her Proposal to reduce the number of proposals to one in accordance with Rules 14a-8(c) and (f). Allowing Proponent to include two separate proposals in the Company's Proxy Materials under the guise of being one proposal would undermine the purpose of Rule 14a-8(c).

II. The Proposal is Excludable under Rule 14a-8(i)(7) because it Deals with Matters Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) allows a company to exclude a shareholder proposal that deals with a matter relating to a company's ordinary business operations. The ordinary business exclusion has "a fairly straightforward mission: to 'relieve the management of the necessity of including in its proxy material security holder proposals which relate to matters falling within the province of management.'" Release No. 34-39093 (September 19, 1997), citing Release No. 34-4950 (October 9, 1953). The Commission has stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998).

The Proposal requires the Company to "immediately consider a plan to recapitalize the Company focusing primarily on (i) a re-evaluation of the current dividend policy to consider a special dividend or increasing the amount of per share dividends distributed to shareholders on a quarterly basis and/or (ii) implementing a premium tender share repurchase."

Applicable Pennsylvania law expressly provides that "unless otherwise provided by statute or in a bylaw adopted by the shareholders," all general or other powers "vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every corporation shall be managed under the direction of, a board of directors." (15 Pa.C.S.A. Section 1721).

Under Pennsylvania law, the board of directors, unless restricted in the bylaws or articles, is specifically granted the power to authorize distributions, whether in the form of dividends or share repurchases. (See 15 Pa.C.S.A. Section 1551, and the definition of "distribution" in Section 1103). Neither the Company's Articles of Incorporation nor its bylaws give its shareholders the power to power to repurchase, redeem or otherwise reacquire shares or the power to declare dividends. In addition, 15 Pa.C.S.A. Section 1553 imposes personal liability on directors if they make distributions improperly. In summary, Pennsylvania law grants to the Company's board of directors the power to authorize distributions to the shareholders and imposes a personal obligation on the

directors to do so properly. It does not grant the shareholders the power to participate in that process.

A. The Company's dividend policy is related to its ordinary business operations under Rule 14a-8(i)(7)

A company's dividend policy involves, among other matters, consideration of the Company's financial health and requirements and regulatory concerns. The Staff has consistently recognized that matters regarding the declaration and payment of dividends are a core management function and deal with matters relating to the conduct of ordinary business operations of the company. *See e.g., M&F Worldwide Corp.* (March 29, 2000) (proposal requiring special committee to consider and implement actions relating to matters such as the repurchase of shares and cash dividends excludable as relating to the company's ordinary business operations); *Lockheed Martin Corp.* (Feb. 1, 1999) (proposal to require reinvestment of cash dividends excludable as relating to the company's ordinary business operations); *Food Lion, Inc.* (Feb. 22, 1996) (proposal to require expansion of company's stock repurchase program and suspension of the company's cash dividends excludable as relating to the company's ordinary business operations); *Monsanto Company* (February 23, 1976) (proposal to establish dividend of at least 50% of earnings in any given year excludable as relating to the company's ordinary business operations).

The Proponent's Supporting Statement advocates that "excess capital should be distributed to the shareholders in the form of regular or special dividends." As provided above, such considerations are within the discretion of a corporation's board of directors under Pennsylvania law. Further, the Company by virtue of being a bank holding company is subject to capital ratio minimums set forth by bank regulators. The Board of Directors has the responsibility to maintain those minimum capital ratios and to monitor conditions that could impair the Company's capital such as, underperforming investments, impaired assets, loan losses, general economic conditions, industry concentrations and changes in interest rates. In addition, the Memorandum of Understanding, which was reported in the Company's Form 8-K filing dated July 22, 2005, emphasizes the essential role of the Board of Directors and management in making decisions regarding capital, operations, and interest rate risk.

B. The implementation and/or mechanics of share repurchase Share Repurchase Program are related to the Company's ordinary business operations under Rule 14a-8(i)(7).

The Staff has also consistently found that proposals relating to the specifics, mechanics or implementation of a share repurchase program are excludable under Rule 14a-8(i)(7) as relating to the ordinary business operations of a company. In *Pfizer Inc.* (February 4, 2005) the Staff permitted the exclusion of a proposal regarding the implementation of a share repurchase program pursuant to Rule 14a-8(i)(7). *See, also, Food Lion, Inc.* (Feb. 22, 1996) (share repurchase proposal that was related to the company's cash dividend program excludable as relating to the company's ordinary business operations); *M&F Worldwide Corp.* (Mar. 29, 2000) (proposal requiring special committee of the board of directors to consider and implement actions relating to matters such as the repurchase of shares and cash dividends excludable as relating to the company's ordinary business operations); *Ford Motor Co.* (Mar. 28, 2000) (proposal to implement a share repurchase program excludable as relating to the company's ordinary business operations); *LTV Corp.* (Feb. 15, 2000) (proposal to implement a share repurchase program with designated amounts and prices excludable as relating to the company's ordinary business operations).

The Proposal illustrates the type of interference with the conduct of ordinary business operations that Rule 14a-8(i)(7) is designed to prohibit. The Proposal attempts to dictate to the board of directors how the business operations of the Company should be managed, including how the Company should use its financial resources. Dividend and capital management policy falls within the confines of management discretion precisely because it is "of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Exchange Act Release No. 34-12999. In fact, the Company has previously adopted, and currently has in place, a stock repurchase program that gives management discretion to repurchase on the open market, (subject to certain restrictions) up to 360,000 shares of its common stock. The Company has already repurchased 222,054 shares under this program and continues to repurchase shares when management, in its discretion, deems such share repurchase appropriate. Such decisions are made in the ordinary course of management's capital management duties. The Commission's proxy rules recognize that it is neither practicable nor necessary to involve the Company's shareholders in the consideration of such business decisions.

TUCKER | ARENSBERG
Attorneys

Therefore, the Company believes that the Proposal may be omitted from its Proxy Materials because matters such as the Company's dividend policy and/or the implementation of a share repurchase program are related to its ordinary business operations under Rule 14a-8(i)(7).

CONCLUSION

For the reasons stated above, the Company believes that the Proposal may be properly excluded as containing more than one proposal, or in the alternative as relating to ordinary business matters under Rule 14a-8(i)(7).

We hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's Proxy Materials and would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to contact William T. Harvey of our office with any questions at (412) 594-5550.

Sincerely,

TUCKER ARENSBERG, P.C.

William T. Harvey

c: Sarah Steiner Shirey
Richard D. Rose, Esquire

WTH:cr
BE:221151-2 021342-126684

Buchanan Ingersoll PC
ATTORNEYS

One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410
T 412 562 8800
F 412 562 1041
www.buchananingersoll.com

February 16, 2006

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Counter-Response to Commercial National Financial Corporation's (the "Company") Response Concerning Shareholder Proposal Requesting the Board to consider Recapitalizing the Company (the "Proposal") submitted by Sarah Steiner Shirey ("Shirey")

Dear Ladies and Gentlemen:

We are writing on behalf of our client, Shirey, and in response to the Company's letter dated February 10, 2006 to the staff of the Division of Corporation Finance (the "Staff") (the "Company's Response") reiterating its position in the no-action request letter dated January 19, 2006 ("No-Action Request") that it may exclude the Proposal submitted by Shirey from the Company's proxy materials for its 2006 annual meeting of the shareholders. A copy of the Company's Response is attached hereto as Exhibit A.

Pursuant to Rule 14a-8(k), six (6) paper copies of this response are included and a copy has been provided to the Company. We are also attaching to this counter-response a copy of our original response letter dated February 3, 2006 ("Shirey's Response") as Exhibit B and the Company's No-Action Request as Exhibit C, to which a copy of the Proposal and supporting statement is attached.

The Proposal reads as follows:

"RESOLVED, that the Company's Board of Directors immediately consider a plan to recapitalize the Company focusing primarily on (i) a re-evaluation of the current dividend policy to consider a special dividend or increasing the amount of per share dividends distributed to shareholders on a quarterly basis and/or (ii) implementing a premium tender share repurchase of a substantial amount of the stock of the Company (a stock repurchase program)."

In the Company's Response, the Company reiterates its two (2) arguments supporting its view that it may omit the Proposal from the Proxy Materials. In this counter-response, we, however, re-emphasize that the Company fails to adequately satisfy its burden of showing that (i) the Proposal deals with two separate matters, and (ii) the subparts of the Proposal relate to "ordinary business operations". Therefore, we again respectfully request the Staff to confirm that it is unable to concur with the Company's view and that the Proposal should be included in the Company's 2006 Proxy Statement.

I. The Proposal is Only One Proposal as Required by Rule 14a-8(c)

We reaffirm our view that the Proposal does not contain two (2) separate Proposals, but rather it is one (1) Proposal that includes multiple related components. In the Company's Response, the Company offers no additional argument or reasoning to rebut our position that the Proposal is one proposal with multiple components that are "closely related and essential to a single well-defined unifying concept" of recapitalization. In Shirey's Response, we argued that the Proposal deals with recapitalization, and the sub-parts aim to provide specific examples or suggestions by which the Company can achieve the goal of recapitalization. Although the Proposal requests that the Board consider these options, it is also not restricted from pursuing other means in which to achieve this goal. To support our statements, we discussed several no-action letters, including *Computer Horizons, Corp.* (April 1, 1993) and *Todd Shipyards Corp.* (August 13, 1992), in which the Staff concluded that the proposals could not be excluded because they provided examples or suggestions to implement those proposals. Rather than addressing or attempting to distinguish the Proposal from those cases in which the Staff has made exceptions, the Company merely reiterates its position as already stated in its No-Action Request. Because the Company's Response provides no further insight with respect to this issue, we re-emphasize that the Company has failed to adequately address the idea that Shirey's Proposal is one Proposal with multiple related components. As a result, the Company has failed to meet its burden of proving that the Proposal contains more than one Proposal under Rules 14a-8(c) and (f).

II. The Proposal Does Not Deal with Ordinary Business Operations

The Proposal's subcomponents deal with reconsidering the overall policy on dividends and share repurchase and thus, do no fall within the ordinary business operations exception. In the Company's Response, the Company states that a proposal can be excluded if all or even a part of the proposal addresses matters outside of a company's ordinary business operations and lists various no-action letters that stand for this proposition, some of which are the same letters cited to in its original No-Action Request.[1] As we stated in Shirey's Response, in most of these no-action letters, however, part of the proposal included specific implementation tactics.[2] Again,

---

[1] The other letters listed are factually distinct in that they deal with issues unrelated to Shirey's Proposal, and in one case, the proposal was excluded on different grounds. See, *e.g.*, *E*Trade Group, Inc.* (October 31, 2000) (excluding a proposal dealing with bonuses, options, sale of company, other mechanisms to increase value on the basis that the proponent failed to show that he was eligible); *Kmart Corporation* (March 12, 1999) (proposal dealing with reporting on very specific employee labor and wage laws excluded); *Wal-Mart Stores, Inc.* (March 15, 1999) (proposal dealing with reporting on very specific employee labor and wage laws excluded)

[2] *See The LTV Corporation* (February 15, 2000) (proposal to implement stock purchase program included designated amounts and prices); *Ford Motor Co.* (March 28, 2000) (proposal included specific amount of shares to be bought back by the company); *Pfizer, Inc.* (February 4, 2005) (proposal required the company to buy back $5 billion worth of shares in a given year); *Food Lion, Inc.* (February 22, 1996) (proposal included terms for existing stock repurchase plan).

we emphasize that recognizing that the decision to implement and actual implementation of these policies is well-within the Board's powers, Shirey's Proposal requests that the Board consider and re-evaluate the current policy on dividends and stock repurchase. The subparts to the Proposal do not mandate the Board to any particular act with respect to the dividends and/or share repurchase and the supporting statement provides advantages of each of these suggestions, but the Board is free to consider other options for recapitalizing the Company. As we discussed in Shirey's Response, these broad policy matters fall outside the scope of ordinary business operations, and the Staff has in the past concluded proposals of this nature cannot be excluded.[3]

CONCLUSION

The Company has not satisfied its burden of proving that the Proposal can be excluded under Rules 14a-8(c) and (f) or Rule 14a-8(i)(7). Consequently, on behalf of Shirey, we hereby again respectfully request that the Staff concur in her opinion that the Proposal should be included in the Company's 2006 Proxy Statement. To the extent the Staff feels that there are technical defects in the Proposal, we request the opportunity to discuss them with you and timely correct them. Please contact me at (412) 562-8425 if you have any questions or if you need any additional information.

Very truly yours,

Richard D. Rose

RDR/aem
Enclosures
cc: Louis Steiner
Commercial National Financial Corporation
Peena K. Patel, Esquire
William T. Harvey, Esquire

---

[3] *See, e.g.*, *Sonoma West Holdings, Inc.* (August 17, 2000) (proposal not relating to the form, method or procedure for dividend payments, and which does not relate to a specific amount of dividends, involves a matter of policy outside the realm of ordinary business operations and is not excludable); *Potlatch Corporation* (March 6, 2002) (proposal urging Board of Directors to prepare a report explaining company's past and current dividend policy and alternative plans for future dividends not excludable); *Drexler Technology Corporation* (August 23, 2001) (proposal to revise company's financial policy to include regular sharing of profit as dividends whenever conditions and measures of company growth and success make it possible not excludable); *North Fork Bancorporation* (March 12, 1991) (proposal requesting the Company to give consideration to repurchasing common stock under certain circumstances not excludable); *Ford Motor Company* (March 29, 2000) (proposal involving a matter of policy, rather than the specific terms and conditions of a stock repurchase plan or its implementation not excludable).

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 21, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Commercial National Financial Corporation
Incoming letter dated January 19, 2006

The proposal requests that the board of directors immediately consider a plan to recapitalize the company, focusing primarily on a reevaluation of the current dividend policy and/or implementing a stock repurchase program.

We are unable to concur in your view that Commercial National Financial may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Commercial National Financial may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Commercial National Financial may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Commercial National Financial may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Geoffrey M. Ossias
Attorney-Adviser